TECHNICAL REPORT
FOR THE
KURISKOVA URANIUM PROJECT
SLOVAKIA

for
Tournigan Gold Corporation
24th Floor, 1111 West Georgia Street,
Vancouver, B.C. V6E 4M3
CANADA

Prepared by
Galen White, Senior Geologist - Resources
David Pelham, Senior Associate Geologist

ACA HOWE INTERNATIONAL LTD

7th June, 2007   **Berkhamsted**
                                                        Herts, UK

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LIST OF CONTENTS

LIST OF TABLES

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LIST OF FIGURES

APPENDICES

3   **ACA HOWE INTERNATIONAL LTD**

1. SUMMARY

ACA Howe International Ltd ("ACA Howe"), of UK, were commissioned by Tournigan Gold Corporation in November 2006, to undertake a Canadian National Instrument 43-101 report, on the Kuriskova (previously referred to as Jahodna) Uranium Project in Slovakia. This report has been prepared by Mr David Pelham, a Senior Associate Geologist with ACA Howe and Mr Galen White, Senior Geologist (Resources) and full-time employee of ACA Howe.

This technical report is an update of a previously filed National Instrument 43-101 report ("Technical Report of the Jahodna Uranium Project, Slovakia" dated March 2006) and details material changes to the Project including information relating to additional drilling activities undertaken at the Kuriskova Project during 2006, refinements to the geological model and the generation of a new CIM compliant resource estimate for the deposit in the light of new drilling.

In addition to a site visit undertaken by Mr David Pelham in October 2005, the details of which are contained in the 2006 Technical Report, Mr Pelham briefly re-visited Slovakia from November 30th to December 1st 2006 during which time he held meetings with Tournigan staff at their Kremnica office, reviewed geological aspects of the project, observed core from three recently drilled holes containing mineralised intervals, examined the drill machine that undertook drilling work at Kuriskova and visited the Kuriskova project to confirm drill hole locations via the use of GPS and to assess the general cleanliness of drill sites.

Mr Galen White visited Slovakia between April 2nd and April 5th 2007, during which time he met with Tournigan personnel at their office in Kremnica, reviewed core from all reported mineralised intersections from the new drilling and reviewed sampling preparation facilities at Kremnica. In addition a visit was made to the offices of Koral SRO in Spisska Nova Ves where discussions were held with technical staff regarding the new geological model, examination of paper and digital data relating to the project and to arrange for the transfer of all hard copy and digital data to ACA Howe for review.

Since returning to the UK, the authors have compiled and interpreted all relevant data, undertaken a new CIM compliant resource estimate for the project and written the 43-101 report. In preparing this report, various aspects of digital map work has been completed by Mr Mark Butcher, GIS specialist and full-time employee of ACA Howe.

Much of the content of this report relies on English translations of previous reports and recent data collection methodologies in Slovak, which have largely been translated by Tournigan personnel, in particular that listed by Daniel (2005). While it is felt that previous work undertaken in the area, in general, probably conformed in detail to the exploration and evaluation regulations in force in Slovakia at that time (eg. official mining directorates of 1989 and 1992), there is probably much detail of past work that has not yet been translated into English, so was difficult to obtain or evaluate for the purposes of this report. Such data would include details of down-hole radiometric logging of holes drilled prior to 2005 and methodologies relating to exactly how equivalent grades of uranium were derived historically from down hole geophysical gamma logs, using a number of coefficients and factors which appear to have been based on past uranium exploration / mining history in the area.

In addition to these, conversations were had, through an interpreter, with a number of Slovak technical personnel who had previous involvement with the Kuriskova project. Given the relatively short amount of time spent on site by the authors, heavy reliance has been placed on the various sources of data mentioned in this report.

The Kuriskova uranium deposit belongs to a belt of U-Mo deposits within the western Carpathians of Slovakia, which are largely stratabound bodies within volcanosediments of Permian age. It appears that the U-Mo (Cu) mineralisation was disseminated within the volcanosedimentary pile, and was subsequently enriched into stratabound zones by post depositional (tectonic deformation) geological activities.

The Kuriskova deposit is contained within a Lower Permian volcanosedimentary sequence, designated as the Petrovohorske Formation. Its main units at Kuriskova are briefly described below:

- Overlying the immediate hanging wall are the intermediate volcaniclastics of the Hutniansky Complex. They are a few hundred metres thick in the Kuriskova area, and are generally incompetent (on account of their parallel, steeply dipping bedding and cleavage planes).
- The rock type which forms the immediate hanging wall to the Kuriskova deposit is the meta-andesite of the Hutniansky Complex. It forms a semi-competent zone, varying in thickness from 20m to 50m, immediately above the deposit. In addition to the main zone of mineralisation at its base, this unit also contains lesser "stringers" of U-Mo-Cu mineralisation within it.
- The main deposit – is hosted along the faulted, disturbed contact of the hanging wall meta-andesite and the footwall meta-sediments within the basal part of the meta-andesite unit designated No. 41 on the geological maps). It averages some 2.5m in thickness, and basically comprises a uranium / polymetallic mineral assemblage, which has been deposited into a tectonically disturbed zone, on the contact of an overlying competent rock and a footwall sequence of less competence.
- The meta-sediments (slates, quartzites) of the Knolske Formation form the immediate footwall to the mineralised zone. They are up to hundreds of metres thick in the Kuriskova area, and are of varying competence.

The first major resource calculation was undertaken in 1996 by Jozef Daniel, a geologist experienced in the uranium industry of the former Czechoslovakia. The method used a block model method, with two variants based on different minimum cut-off grades (0.015% and 0.03% U). The calculation methodologies were constrained by government mining directives, established in 1987 and updated in 1992. The calculation concentrated on the main ore body, which was placed in the category of "Z-3 supposed reserves" – the lesser zones of mineralisation in the hanging wall of the main ore body were assigned to the lower "prognostic" category. The tonnage and grade calculation was updated in 2005 by the same author, in a large report entitled "Calculation of Reserves Deposit Kosice I, U – Mo Ore". This report was translated into English, and since it represented a comprehensive technical history of the Kuriskova project, it was consulted in detail by the present authors.

Since the previous reserve calculations (Daniel 2005) at Kuriskova were based on a large volume of detailed data, parts of which were not available for examination, it was not possible to conduct a full recheck of all data pertaining to the former (historical) reserve calculations. For this reason it was decided by ACA Howe to undertake in-house basic resource calculations, to be included in the 2006 Technical Report undertaken by Howe, using Micromine software and based on available Kuriskova drill data at that time, in order to make an independent assessment of the historical resources calculations.

Accordingly, two Polygonal Wireframe Resource Estimates (PWRE) were calculated for the Kuriskova Resource. In an attempt to generate a meaningful comparison, the resource estimates were undertaken using the same cut-off as was used in previous estimates, 0.03%U (Daniel 2005).

The ACA Howe resource estimation work was conducted in two phases. The first phase resource calculation (Howe 2005) was undertaken using only the historic Kuriskova drill hole data available (13 historic boreholes amounting to 6,290m of drilling). The second phase resource calculation (Howe 2006) was undertaken using historic data and data from three additional boreholes drilled by Tournigan in late 2005 (KG-J-1, 1a and 2, 1,365m of drilling). The thirteen deep historical drill holes covered the main part of the Kuriskova ore body, though the wireframe models generated by ACA Howe were somewhat constrained in that they did not have all the deposit edge data used for the earlier estimates.

#	Name of Study / Description	Tonnes	Grade % U	Content Lbs*
1	1996 Calculation (J-1-Z-3)	1,148,000	0.46	11,600,000
	(by J. Daniel)			
2	1996 Calculation (J-1-Z-3N)	1,080,000	0.19	4,500,000
	(by J. Daniel)			
3	1996 Calculation (J-1-Z-3)	1,396,000	0.47	14,500,000
	(by J. Daniel)			
4	Josef Daniel Study April 2005	2,188,553	0.34	15,900,000
	Variant I (0.015% U cutoff)			
5	Josef Daniel Study April 2005	1,395,975	0.47	14,500,000
	Variant II (0.030% U cutoff)			
6	ACA Howe (2005)	1,100,363	0.55	13,300,000
	(0.030%U cut-off)			
7	ACA Howe (2006)	1,256,088	0.56	15,500,000
	(0.030%U cut-off)			

*Contained Ulbs have been rounded to the nearest 100,000

Resource estimation methodologies, relating to the 2005 and 2006 resource calculations undertaken by ACA Howe are contained in a resource report titled "Micromine Study of the Jahodna Uranium Resource, Slovak Republic" dated March 2006 and contained in Appendix 3 of the 2006 43-101 Technical Report, to which the reader is referred for further details.

During 2005/06 Tournigan drilled a total of 18 drill holes which amounted to 7,595.40m of drilling. Drilling was undertaken in two stages, designed to;

- Twin the historic hole #1218 to confirm, via down hole radiometric gamma logging and geochemical assay, the uranium concentrations delineated by historic drilling and in particular to confirm mineralised zone thickness and average grade.

- Undertake in-fill drilling to test gaps in the previously defined mineralised envelopes.

- Undertake step-out drilling to test for mineralised zone extensions along strike to the southeast and northwest and at depth.

On the whole, the 2005/06 programme has been successful in validating mineralised thicknesses and general tenor of uranium as delineated by historical drilling. In addition, recent drilling has confirmed the geometry of the main mineralised zone, as being a strata-bound mineralised zone, dipping 45° to 60° to the southwest and striking to the northwest. Drill holes KG-J-4, 6,7,8,9 and 10 were successful in further defining the mineralised zone along strike and at depth and intercepted significant uranium grades.

In addition to the main zone of mineralization, additional lenses within the hanging wall andesites have been further delineated by recent drilling (KG-J-8, 9, 13 and 14) and this has added significant extra tonnage to the deposit.

Holes KG-J-3 and 12 intersected mostly fault gouge clays and were drilled into un-mineralised, steeply dipping cross cutting faults at low angles. The Kuriskova property contains a number of late-stage brittle faults which are largely un-mineralised and significantly more drilling is required to fully understand the geometry of, and significance of these faults.

A list of significant uranium and molybdenum intercepts from the 2005/06 drilling is contained in the table below;

Hole ID	From[1]	To[2]	Interval[3]	$U_3O_8\%$[4]	Mo%[5]
KG-J-01	406.90	409.30	2.40	0.24	0.04
including	406.90	408.10	1.20	0.46	0.09
KG-J-1a	420.50	421.30	0.80	0.46	N/S
KG-J-1a	424.00	425.20	1.20	7.77	0.86
including	424.00	424.90	0.90	10.33	1.13
KG-J-2	449.60	455.40	5.70	0.26	0.08
Including	449.60	452.00	2.40	0.55	0.19
including	450.90	452.00	1.10	1.32	0.40
KG-J-3	327.40	328.00	0.60	0.12	N/S
KG-J-4	545.20	546.40	1.20	0.20	N/S
KG-J-5	N/S	N/S	N/S	N/S	N/S
KG-J-6	411.50	412.00	0.50	0.61	0.007
KG-J-7	513.30	514.30	1.00	0.24	0.055
KG-J-8	502.00	506.50	4.50	0.46	0.011
including	502.00	504.20	2.20	0.58	0.08
KG-J-9	491.50	493.50	2.00	0.56	0.072
including	492.50	493.50	1.00	0.88	0.081
including	492.50	493.00	0.50	1.36	0.081
KG-J-10	375.80	376.80	1.00	0.20	N/S
KG-J-11	N/S	N/S	N/S	N/S	N/S
KG-J-12	389.00	389.80	0.80	0.05	N/S
KG-J-13	252.40	253.00	0.60	0.74	0.61
KG-J-14	99.70	99.80	0.10	2.14	0.88
KG-J-14	213.00	213.20	0.20	1.21	0.23
KG-J-14	299.00	304.00	5.00	0.64	0.05
including	303.00	304.00	1.00	2.77	0.19
including	302.00	304.00	2.00	1.45	0.07
including	303.50	304.00	0.50	5.34	0.37
KG-J-15	N/S	N/S	N/S	N/S	N/S
KG-J-17	N/S	N/S	N/S	N/S	N/S

[1] From depths are down-hole depths.
[2] To depths are down-hole depths.
[3] Interval values are for down-hole intervals.
[4] U% assays have been converted to contained $U_3O_8\%$ using a conversion factor of 1.1724
[5] Mo% values are from assay data.
N/S = no significant intercept
KG-J-16 is omitted here as this hole was not drilled.

With regard to the original historical drilling undertaken at Kuriskova, it has not been possible for the authors to verify this, since no core or other samples of any type remain from this drilling. The down-hole radiometric gamma logging undertaken during this drilling, and that has been used in historical and recent resource estimation work cannot be verified although the recent drilling undertaken by Tournigan has confirmed the presence of mineralised thicknesses as delineated from the historical hole #1218 and has validated the overall uranium grade characteristics of the mineralised zone intersected in this hole. Consideration should be given to re-drilling parts of the deposit informed by this historical drilling, as part of future drilling campaigns in order to fully validate grade thicknesses in these areas of the deposit, that can be used in future resource estimation work.

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Mr David Pelham briefly re-visited Slovakia from November 30th to December 1st 2006 during which time he was able to personally verify drill hole collar positions of holes drilled during the 2005/06 programme, inspect core from holes KG-J-1, 1a and 2 and verify the presence of uranium anomalism via the use of a hand-held gamma logger.

Mr Galen White visited Slovakia between April 2nd and April 5th 2007, during which time he was able to review all reported mineralised intersections in core from all drill holes drilled during 2005/06 and confirmed the gamma readings undertaken by site personnel during their logging, via the use of a ZRUP Gamma Logger. Mr White also reviewed geology logs and compared logged geological intervals with examples of core and found the logging undertaken by site staff, was undertaken to a high standard.

As part of resource estimation work, Mr Galen White confirmed sample assay data from the 2005/06 drilling from certified assay certificates provided by ALS Chemex and reviewed ALS Chemex internal QA/QC data. In addition digital validation of all collar, survey, assay and geological data held in the database was undertaken, prior to resource estimation work.

Discussions with on-site personnel, undertaken by Mr Dave Pelham and Mr Galen White during their site visits demonstrated that technical staff have a good understanding of the geological controls of mineralization at Kuriskova and it is the opinion of both authors that data collected and interpreted during and after drilling activities was undertaken in a thorough and professional manner.

No field QA/QC activities were undertaken by Tournigan as part of the recent drilling and as such, ACA Howe are unable to comment on laboratory preparation, accuracy and precision via the use of external data. It is highly recommended that Tournigan implement their own QA/QC program as part of future drilling campaigns.

The mineral resource estimate for the Kuriskova deposit, completed in May 2007 has been prepared by Galen White BSc(Hons) FGS MAusIMM, Senior Geologist – Resources, a full-time employee of ACA Howe. The resource estimate has been prepared using Micromine software and followed a review of the geological model generated by Tournigan, 2D and 3D visualisation, generation of a three-dimensional block model for the deposit, geostatistical analysis and interpolation of uranium, molybdenum and copper grades into the block model using the inverse distance weighting interpolation method. The distribution of grades into the block model is controlled by the underlying geology of the property and takes into account the spatial orientation of mineralised domains as defined in the geological model.

The development of mineralised domains was initiated following a review of the geological model as presented to ACA Howe by Tournigan and depicted on the plans and cross sections provided. Cross sections provided by Tournigan as AutoCAD drawing files (.dwg) files were converted to drawing exchange format (.dxf) files and imported into Micromine. These sections were then displayed in 3D space along with drill hole traces, coded down hole geology and uranium assay data and each of the mineralised zones interpreted.

A lithological model was not constructed as part of this work, although the lithological cross sections were reviewed in three dimensions. The structural model, as interpreted by Tournigan following geophysical interpretation and drill hole logging was reviewed, and the main structures (faults J-8 and 614) which significantly influence the position of mineralised zones were modelled in 3D.

Three mineralised domains have been interpreted and are summarised in the table below;

Domain	Description	Sub-Domains
Main Domain	Laterally continuous strata-bound basal mineralised zone, occurring at the main meta-andesite/meta-sediment contact.	None.
Hanging Wall Andesite Domain	Largely semi-continuous, though often discrete mineralised zones hosted within hanging wall meta-andesite.	**Andesite1**: stratigraphically above the main domain, south of J-8 and below 614 **Andesite2**: andesite 1 north of J-8 **Andesite3**: discrete zone, stratigraphically above Andesite4, north of J-8 and below 614. **Andesite4**: discrete zone, stratigraphically above andesite2, north of J-8 and below 614. **Andesite5**: minor, discrete stacked zones, the continuation of andesite1, north of J-8 and above 614.
Fault 614 Hosted Domain	Discrete, sub-horizontal fault hosted mineralised zone.	None.

After considering domains, the cross sections were recreated in 2D and strings were created to join up mineralised intervals within each domain and sub-domain on each cross section, honouring the geometry of interpreted zones. A cut-off of 0.03%U was used to define the zones and honours anomalous zones as defined by radiometric logging or drill core, as well as resulting in more uniform mineralised envelope definition as well as taking into account potential minimum mining widths. Some internal waste has been included in defining mineralised intervals, but on condition that the weighted average grade of the interval, when waste is included, exceeds 0.03%U.

Variography investigation was undertaken prior to interpolation; however, the limited amount of assay data for the deposit meant that no meaningful variograms could be generated.

Therefore, the search ellipse orientation parameters used in block model interpolation were derived from the geometry and orientation of the individual domain wireframes. In addition, the search ranges employed to interpolate grade in to blocks of the block model were informed by considering the current drill hole spacing and sample spacing, geological continuity and domain characteristics.

The orientation of the three search directions are based on the approximate orientation of each domain although deviations from these do exist in each domain. Therefore, with additional drilling over the deposit and the generation of additional sample data variographic analysis should be undertaken in attempt to refine the search parameters and ranges used in interpolation. The current orientations are considered adequate for the current state of advancement of the project.

Uranium grade was interpolated into the block models on a domain basis. Blocks within each domain were assigned an interpolated grade using only those assays that occurred within each domain (i.e. a closed interpolation).

For each domain, the parent block IDW^2 interpolation technique was used and interpolation performed at different search radii until all blocks within each domain received an interpolated grade. The search ranges employed to interpolate grade in to blocks of the block model were informed by considering the current drill hole spacing and sample spacing, geological continuity and domain characteristics.

A separate interpolation for molybdenum and copper was undertaken using assay data from recent drilling only, as this is the only data available. Molybdenum and copper concentrations were investigated as potential by-products for the deposit. It should be noted that molybdenum and copper assay data is only available from recent drilling undertaken by Tournigan and insufficient data exists to reliably interpolate local block grades for these elements. Nevertheless as a preliminary study, these elements were interpolated into main zone domain blocks only, as this domain shows the most

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continuity. Molybdenum and copper interpolation was undertaken using the same parameters as for uranium. It should be noted that significantly more molybdenum and copper data is required in order to assess any potential for molybdenum and copper as by-products and samples from future drilling should be routinely assayed for these elements, and investigations should be undertaken to establish correlations between concentrations of these elements and uranium.

The resource estimate is summarized below;

Report Cut-off[1]	Domain[2]	Category[3]	Density (t/m3)[4]	Tonnes (Mt)	U%[5] (uncut)	U$_3$O$_8$%[5] (uncut)	Mo%[5] (uncut)	Cu%[5] (uncut)	Mlbs U$_3$O$_8$
>0.03%U	Main Zone	INFERRED	2.72	3.592	0.420	0.492	0.050	0.048	38.987
>0.03%U	HW Andesite1	INFERRED	2.72	3.481	0.080	0.094	N/A[6]	N/A[6]	7.195
>0.03%U	HW Andesite2	INFERRED	2.72	1.204	0.076	0.089	N/A[6]	N/A[6]	2.364
>0.03%U	HW Andesite3	INFERRED	2.72	0.088	0.065	0.076	N/A[6]	N/A[6]	0.148
>0.03%U	HW Andesite4	INFERRED	2.72	0.516	0.092	0.108	N/A[6]	N/A[6]	1.227
>0.03%U	HW Andesite5	INFERRED	2.72	0.052	0.350	0.410	N/A[6]	N/A[6]	0.474
>0.03%U	Fault 614	INFERRED	2.72	0.049	0.107	0.125	N/A[6]	N/A[6]	0.136
>0.03%U	**ALL**	**INFERRED**	**2.72**	**8.982**	**0.211**	**0.255**			**50.531**

[1] A lower cut-off grade of 0.03% U (0.035%U$_3$O$_8$) was chosen by considering the natural grade boundary of the domain wireframes.
[2] Wireframe domains.
[3] Given the current drilling density over the project, uncertainty that exists regarding the validity of historic radiometric logging and sensitivities regarding sampling and assay QA/QC, all resources are classified as INFERRED resources under CIM guidelines. (note that inferred resources cannot be used in reportable economic evaluation. Mineral resources are not reserves and therefore do not have demonstrated economic viability).
[4] A density of 2.72 has been applied to all resource blocks. This value has been derived from specific gravity data from 16 drill core samples collected from historical drilling.
[5] U%, Mo% and Cu% data remains uncut as part of this resource estimation. There is insufficient data with which to accurately establish an appropriate top-cut.
[6] Insufficient data exists to accurately interpolate Mo% and Cu% in to blocks of these domains.
U% assay values have been converted to contained U$_3$O$_8$ using a conversion factor of 1.1724
Data is rounded to three significant figures.

Detailed visual inspection of the block model was conducted and the proper assignment of domain codes in blocks with respect to the domain boundaries was verified.

Once modelling was completed, a series of sectional slices through each block model was undertaken to assess whether block grades honour the general sense of composite drill hole grades, that is to say that high grade blocks are located around high sample grades, and visa versa. A degree of smoothing is evident in block grade but on the whole, block grades correlate well with sample grades.

In addition, a comparison of composite mean grade and block mean grade was undertaken. A degree of smoothing of block grades is evident, particularly within the main zone, which contains most of the data, resulting in a lower block grade when compared to the mean of composite assays. The large differences that are evident in hanging wall andesite domains 2 and 4, as well as the Fault 614 domain are attributed to the fact that few data points inform blocks within these domains, particularly at large search distances, resulting in a significant amount of smoothing.
In addition, a volume comparison was undertaken between the wireframe volume and the block model volume. Because the block model was constrained to the wireframe, the resulting block model correlates well with the wireframes.

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Recent drilling undertaken at the Kuriskova deposit has been successful in validating mineralised thicknesses and general tenor of uranium as delineated by historical drilling. In addition, the 2005/06 drilling programme has improved the geological understanding of the project and provided additional drilling information that has enabled the geometry and uranium tenor of the main mineralised zone to be further refined.

In addition, positive drilling results into hanging wall mineralised zones, and their subsequent interpretation has proved these zones to be significant, and following their inclusion in the resource model, the Howe 2007 Mineral Resource Estimate contains substantially more tonnes, as compared with the Howe (March 2006) model.

The total 2007 resource estimate, including the addition of hanging wall and fault hosted domain mineralization predicts a 715% increase in overall deposit tonnage and the estimate for the main mineralised zone predicts a 286% increase in tonnes and a 25% reduction in uranium grade resulting in a 251% increase in contained pounds (lbs) of uranium.

The Howe 2007 resource estimate is classified as an inferred resource under CIM guidelines given the relatively wide spaced drilling that defines the resource, uncertainties that exist as to the validity of historical radiometric data for use in resource estimation, relatively few raw assays available for interpolation and the lack of field QA/QC data from the current drilling.

Work to date suggests that the Kuriskova deposit can be regarded as an inferred resource but significantly more exploration work is recommended in order to improve the level of confidence that can be applied to all aspects of the resource model, such that future resource estimates can include indicated and measured resources. Following a review of planned drilling, Howe endorses the next phase of drilling planned by Tournigan and to be completed in 2007, as appropriate next stage resource development drilling at the current stage of advancement of the project. Tournigan's planned 2007 drilling program is outlined below and shown in Figure 13;

- 8,000m of drilling to infill the near-surface portion of the currently defined resource, with 40m spaced drilling from surface to around 300m vertical depth.

- 2,500m of drilling to test the potential for continuation of uranium mineralization over an additional 100-150m down-dip and 100-150m down-plunge to the northwest.

Total contract drilling and assaying costs have been estimated by Tournigan to total C$2.5 million.

Aside from the planned outcomes as described above, such drilling would add a substantial volume of geological, geotechnical and geochemical data that would enable the current resource sensitivities, outlined below, to be addressed;

- The block size of 5m × 5m × 1m, although small is considered adequate at this stage of advancement of the project given the narrow thickness of mineralised zones, overall geometries of each domain and by considering a possible base case mining method of under-cut and fill selective mining of relatively small blocks. However, interpolation over large distances into relatively small blocks has resulted in poor estimation of local block grade. Therefore the Howe 2007 resource should be considered a global estimate and significantly more drilling is required to provide sufficient data density to reliably estimate local block grades and consider selective mining.

- The refined geological model has improved the understanding of mineralised zone characteristics and geometries such that a reasonable level of geological and grade continuity can be assumed. However, significantly closer spaced drilling is required to assess the influence

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of numerous cross-cutting faults over the project area, and to provide additional drilling information for use in variographic analysis and to further refine the interpolation parameters.

- Data from two different sample supports have been used in the 2007 resource estimate. In order to fully validate the inclusion of down hole radiometric data in any future resource estimation work following additional drilling, it is highly recommended that a comparative study be undertaken statistically evaluating down hole radiometric logging with corresponding sample assays. If no reliable correlation can be established, additional drilling may be required in areas of the deposit informed by historical holes, so that more reliable (sample assay) data can be collected from these areas of the deposit.

- The raw data used to construct the composite database contains less than 200 samples, and as such, detailed meaningful statistical analysis is not possible on the current assay dataset. It is recommended that following additional drilling and the collection of additional data, statistical evaluation of the current domains should be reviewed and improvements made to the domain model. With additional drilling and more sample data, variographic analysis should be undertaken to refine the current search parameters and ranges used in the interpolation and in addition, top-cut analysis should be reviewed to assess the influence of high-grade outliers in statistical evaluation of each domain.

- The Howe 2007 tonnage estimate uses a bulk density value of 2.72 as defined from 16 historical core samples. It is highly recommended that, as part of future drilling, representative core from each lithology and domain be collected for bulk density test work so density values for each mineralized domain can be more accurately defined. Given that several host lithologies are present over the deposit, the application of the density value of 2.72 to all blocks within the model may be overestimating or underestimating contained tonnages in different parts of the resource, and may be significant.

- Although molybdenum and copper were interpolated into the block model for the main mineralised zone, it should be noted that molybdenum and copper assay data is only available from recent drilling undertaken by Tournigan and insufficient data exists to reliably interpolate local block grades for these elements. Significantly more molybdenum and copper data is required in order to assess any potential for molybdenum and copper as by-products and samples from future drilling should be routinely assayed for these elements, and investigations should be undertaken to establish correlations between concentrations of these elements and uranium.

In addition to addressing resource sensitivities, Howe recommends that a comprehensive QA/QC programme be implemented as part of future drilling campaigns, to monitor sample collection, preparation and analysis as well as assess assay reliability, accuracy and precision.

Besides the further detailed evaluation of the Kuriskova deposit, it is recommended to undertake additional grass roots type exploration within the licence area. This is especially the case in the SE part of the license area, where former systematic exploration did not cover.

2. INTRODUCTION

ACA Howe International Ltd ("ACA Howe"), of UK, were commissioned by Tournigan Gold Corporation in November 2006, to undertake a Canadian National Instrument 43-101 report, on the Kuriskova (Previously referred to as Jahodna) Uranium Project in Slovakia. This report has been prepared by Mr David Pelham, a Senior Associate Geologist with ACA Howe and Mr Galen White, Senior Geologist (Resources) and full-time employee of ACA Howe.

This technical report is an update of a previously filed National Instrument 43-101 report ("Technical Report of the Jahodna Uranium Project, Slovakia" dated March 2006) and details material changes to the Project including information relating to additional drilling activities undertaken at the Kuriskova Project during 2006, refinements to the geological model and the generation of a new CIM compliant resource estimate for the deposit in the light of new drilling.

In addition to a site visit undertaken by Mr David Pelham in October 2005, the details of which are contained in the 2006 Technical Report, Mr Pelham briefly re-visited Slovakia from November 30th to December 1st 2006 during which time he held meetings with Tournigan staff at their Kremnica office, reviewed geological aspects of the project, observed core from three recently drilled holes containing mineralised intervals, examined the drill machine that undertook drilling work at Kuriskova and visited the Kuriskova project to confirm drill hole locations via the use of GPS and to assess the general cleanliness of drill sites.

Mr Galen White visited Slovakia between April 2nd and April 5th 2007, during which time he met with Tournigan personnel at their office in Kremnica, reviewed core from all reported mineralised intersections from the new drilling and reviewed sampling preparation facilities at Kremnica. In addition a visit was made to the offices of Koral SRO in Spisska Nova Ves where discussions were held with technical staff regarding the new geological model, examination of paper and digital data relating to the project and to arrange for the transfer of all hard copy and digital data to ACA Howe for review.

Since returning to the UK, the authors have compiled and interpreted all relevant data, undertaken a new CIM compliant resource estimate for the project and written the 43-101 report. In preparing this report, various aspects of digital map work have been completed by Mr Mark Butcher, GIS specialist and full-time employee of ACA Howe.

2.1. INFORMATION SOURCES

In addition to raw data provided by Tournigan, the main sources of information used in the compilation of this report were the following:

- **Technical Report of the Kuriskova Uranium Deposit, March 2006**, 43-101 Technical Report Pelham D., White G., ACA Howe International Limited.

- **Calculation of Reserves, Deposit Kosice I, U-Mo Ore April 2005**, Daniel J., Bartelsky B., unpubl. company report by Kremnica Gold Corp.

- **Resolution on Granting of the Exploration Licence,** March 21 2005, issued by Ministry of the Environment of the Slovak Republic, Geology and Natural Resources Dept.

- **Technological Research of U-Mo ore from Kuriskova Site, 1993**, Kopecky J., unpubl. report by MEGA, joint stock company Strazpod Ralskem, Czech Republic.

In addition to these sources, which specifically concerned the Kuriskova deposit, a number of other sources and references were used, which are listed at the back of this report.

3. RELIANCE ON OTHER EXPERTS

Much of the content of this report relies on English translations of previous reports and recent data collection methodologies in Slovak, which have largely been translated by Tournigan personnel, in particular that by Daniel (2005). While it is felt that previous work undertaken in the area, in general, probably conformed in detail to the exploration and evaluation regulations in force in Slovakia at that time (eg. official mining directorates of 1989 and 1992), there is probably much detail of past work that has not yet been translated into English, so was difficult to obtain or evaluate for the purposes of this report. Such data would include details of down-hole radiometric logging of holes drilled prior to 2005 and methodologies relating to exactly how equivalent grades of uranium were derived historically from down hole geophysical gamma logs, using a number of coefficients and factors which appear to have been based on past uranium exploration / mining history in the area.

In addition to these, conversations were had, through an interpreter, with a number of Slovak technical personnel who had previous involvement with the Kuriskova project. In particular, these included Mssrs. Jozef Daniel and Ladislav Novotny. In addition, much general information of the former Czechoslovakian mining industry was gained from Dr. Boris Bartalsky, currently Tournigan's Country Director in Slovakia.

Since the authors only spent limited time in Slovakia, heavy reliance has been placed on the various sources of data listed above.

4. PROPERTY DESCRIPTION AND LOCATION

The full title of the current exploration license refers to "Cermel-Jahodna – U-Mo, Cu ores", and it was granted on March 21st 2005 by the Geology and Natural Resources Department at the Ministry of the Environment of the Slovak Republic. The project is located in East-Central Slovakia (Figure 1) and the full area of the license is shown in Figure 2. This area amounts to 31.75 km^2 in surface area. The period of validity of the licence is four (4) years. The name and "code" of the region is Kosicky 8, and the name and code of the counties are Kosice I - 802, Kosice III - 803, and Kosice – okolie - 806. The names and numbers of the cadastral areas are shown on the table below:

No	The No. of the Cadastral Area	The Name of the Cadastral Area	The Name of the Village	Relative Ratio of the Villages %	Cost SKK
1	827207	Čermeľ	Košice -mestská časť Sever	51.59	24,763
2	827428	Myslava	Košice -mestská časť Myslava	9.20	4,416
3	802123	Baška	Baška	7.09	3,403
4	827606	Košická Belá	Košická Belá	20.93	10,046
5	841129	Nižný Klátov	Nižný Klátov	6.41	3,077
6	871516	Vyšný Klátov	Vyšný Klátov	4.78	2,295

TABLE 1. NAMES AND NUMBERS OF CADASTRAL AREAS



FIGURE 1- SLOVAKIA ROAD MAP
For Tournigan Gold Corporation, Kuriskova Uranium Project, Slovakia.

A C A Howe International Limited


GEOLOGICKÁ MAPA KOŠICKÁ BELÁ - MYSLAVA
MIERKA M = 1 : 10 000
ZOSTAVIL: F. MIHÁĽ
1994
Vysvetlivky
Explanations
Kvartér
Quartery
701
Aluviálne, preluviálne sedimenty
Alluvial, prelluvial sediments
Terciér
Tertiary
Neogén
Neogene
601
Neogén
Neogene
Mezozoikum
Mesozoic
Spodný trias
Lower Trias
201
Bridlice, sliene, kavernózne karbonáty
Slates, calcereous clay, cavernous carbonates
Mladšie paleozoikum - vrchný perm
Late paleosoic – late Permian
Krompašská skupina
„Krompašská“ group
Novoveské súvrstvie
„Novoveské“ formation
111
Bridlice, pieskovce, evapority - bielovodské vrstvy
Slates, sandstones, evaporites – „bielovodské“ layers
103
Pieskovce, kremenné pieskovce, bridlice - strážanské vrstvy
Sandstones, silica sandstones, slates –„stražanské“ layers
101
Polymiktné zlepence - strážanské vrstvy
Polymict conglomerates –„strážanské“ layers
Spodný perm
Lower Permian
Petrovohorské súvrstvie
„Petrovohorské“ formation
91
Bridlice, piesčité bridlice (s karbonátovými konkréciami) - malomuráňske vrstvy
Slates, sandy slates (with carbonates concretions) - malomuráňske layers
74
Popolové vulkanoklastika acidného charakteru
Ashy vulcanoclastics of acid kind
72
Aglomerátové bombové vulkanoklastika acidného charakteru
Aglomerate bomb vulcanoclastics of acid kind
grúňský vulkanicko - sedimentárny komplex
„grúňský" vulcanic - sedimentary complex
45
Bridlice, pieskovce, zlepence - vložky v hutianskom vulkanickom komplexe
Slates, sandstones, conglomerates - in „hutianský" vulcanic complex
44
Vulkanoklastika intermediálneho charakteru
Vulcanoclastics of intermediary kind
43
Vulkanity intermediálneho charakteru - dacity, andezity
Vulcanites of intermediary kind – dacite, andesite
hutianský vulkanický komplex
„hutianský" vulcanic complex
21
Polymiktné zlepence - čiernohorské zlepence
Polymict conglomerates - „čiernohorské" conglomerates
Knólske súvrstvie
„Knólske“ formation
12
Bridlice, pieskovce - markušovské pieskovce
Slates, sandstones - „markušovské" sandstones
1
Staršie paleozoikum nečlenené
Early paleosoic with no structures
Líniové značky
Symbols of linia
Hranice hornín zistené, predpokladané
Rocks´limits located, expected
Tektonické línie
Tectonic linies
Prešmyky, vrásové prešmyky zistené, predpokladané
Thrusts, faults overfold located, expected
Násunové línie vyššieho rádu
Obduction linies of advanced value
Násunové línie
Obduction linie
N
1 : 10 000
GEOLOGICKÁ MAPA
KOŠICKÁ BELÁ - MYSLAVA
According Geogical Map Created by F. MIHÁĽ, 1994
Projection: Krovak - Gaussian equi-angular conic projection
Prepared for: KREMNICA GOLD, a.s.
Prepared by: KORAL,s.r.o.
Date: March 2005
Processing: KORAL,s.r.o.
GEOL 1
Scale: 1 : 10 000

FIGURE 2- KURISKOVA GEOLOGICAL MAP
For Tournigan Gold Corporation, Kuriskova Uranium Project, Slovakia

A C A Howe International Limited

The license area, which is a single, contiguous area, is shown in some detail in Figure 2, which shows UTMs using the Krovak – Gaussian equiangular conic projection. The coordinates of the licence area are given as:

Point No.	Y	X
1	268 31000	1 241 45000
2	274 59000	1 229 34000
3	273 70000	1 228 60000
4	268 20000	1 234 68000
5	266 81000	1 241 56000

TABLE 2. COORDINATES OF KURISKOVA LICENSE AREA

The "conditions" of the exploration licence are shown below:

The holder of the exploration licence:
1. will perform the geologic works in accordance with the project of the geological work that was submitted with the application on granting of the exploration license and the holder will perform the geological works in compliancy with the geological law and other legal regulations.
2. will prepare the final report in compliance with §14 of the geological law and will submit to ministry the calculation of the resources for the approval, in compliancy with § 16 par. 2
3. will send the approved final report to geological survey of Dionýz Štúr Bratislava for archiving in compliance with §17 of the geological law.
4. will submit the annual report of the geological work with the results of special geological works and spent money on exploration up to six weeks after the end of the year.
5. will follow the requirements of nature and land protection pursuant the law,
6. will cut the trees out of the wood territory if necessary and ask the resident village for permission pursuant the law,
7. will secure the places of holes against fuel leakages into the underground or surface water and surrounding,
8. will clean the field and put it into the previous conditions after finishing of geological works,
9. will keep regulations of the law Nr. 364/2004 about waters
10. will require demarcation of protective zone by resident water company if any technical works needed
11. will ask for statement the resident company if any technical works in the area of holiday and sport centre
12. will keep the law about using of agricultural land and control of pollution of the environment,
13. will ask for the statement the resident keeper of Bukovec water tank which provides local villages Košická Belá, Vyšný Klátov with water,
14. will keep the law about forests,
15. will follow the various regulations about protection of the forest land reserves,
16. will announce the geological works in the Protective deposit area Košice VI. to the resident company Uranpres, s.r.o. Spišská Nová Ves pursuant to the regulations set by the Slovak mining bureau,
17. will announce the existence of the mineral water and gas resources to the Ministry of Health up to 15 days since found pursuant to the law,
18. will follow the law if any archaeological findings,
19. will not realize any geological works where any cultural sights,
20. will ask for statement from the local municipality in Košice – landed estate department before any geological works,
21. will ask for statement where any roads of the II. and III. type the local municipality in Košice,
22. will ask for statement the Slovak gas industry before any geological works,

ACA HOWE INTERNATIONAL LTD

23. will keep various standards and the law about power industry,
24. will ask for statement the Slovak Telecom a.s.,
25. will respect the water managing objects and lines of protective zones of the water resources,
26. will not realize technical works in the protective zones of water resources,
27. will ask for statement East-Slovak water company, Košice before any geological works,
28. will keep valid standards and regulations if dealing with dangerous substances to prevent any pollution of surface and underground waters while geological works,
29. will ask for statement the East-Slovak power company before any geological works.

To the knowledge of the authors, all appropriate obligations have been fulfilled by the licence holder, prior to commencement of exploration works on the licence area.

Within the exploration licence in question, there is one known mineralised zone, which is the Kuriskova deposit, which was historically drilled and evaluated by Uranpres. Within the licence area, there are no known mine workings, existing tailing ponds, waste deposits or other workings relating to previous exploration or mining.

Other than the above annual licence payment, the authors are not aware of the terms of any royalties, back-in rights, or other agreements and encumbrances to which the property is subject. All the known environmental liabilities, and permits that must be acquired to conduct the work proposed for the property, are listed above. As stated above, to the knowledge of the authors, all appropriate contractual obligations have been fulfilled by the licence holder, and all necessary permits have been acquired, prior to commencement of exploration works on the licence area.

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Kuriskova property is situated in East-Central Slovakia (see Figure 1). Topographically, the region forms part of the Western Carpathian mountain chain. Locally the hilly terrain is part of the Volovec Hills, in more detail the Kojsovska Hola. Around Kuriskova, the ridges trend NW-SE and the topography is quite incised, with hills up to around 650m above sea level and valley floors typically down to some 500m above sea level (in the immediate area of the project).

The actual surface is undulating, with little or no outcrop and deep soil cover of many metres depth. The vegetation is a type of mature mixed woodland, being made up mostly of broadleaved types (eg. beech), but also lesser conifers. The forest is in fact part of a forestry reserve, though according to Tournigan staff in Slovakia, this should not pose a prohibitive problem with regard to planning permission for exploration or mining development activities.

The Kuriskova property lies quite close to (less than 300m south of) the regional main road (No. 547) between Kosice in the SE and Spisska Nova Ves in the NW. From this main road, a network of minor unsealed tracks traverse the forest and give access to the project area.

The Kuriskova property is situated some 5 km NW of the city of Košice, a regional centre in East-Central Slovakia (see Figure 1). It is situated outside the town lands of Košice. A seasonal ski resort (referred to as "Jahodna Chalet") occurs further to the NW along the same range of hills.

The climate is essentially Central European, but is moderated by altitude (ie. the project is in hilly terrain at around 600m altitude). In effect this gives the area cold winters, with snow on the ground between about December and March. According to the Slovak Encyclopaedia the mean January temperature is around -5^0 C, and the mean July temperature is 19^0 C. Total annual precipitation is 700 to 800 mm, with over 30 mm precipitation falling as snow in January. Records indicate that snow lies on the ground for over 80 days per year (generally January to March). With access to the project area by unsurfaced tracks, the snow cover is expected to cause periodic difficulties with access during the winter months, probably most particularly during the spring thaw.

While the existing surface rights are sufficient for exploration purposes, it is not known whether they are completely sufficient for all aspects of a mining operation. The surface area is undulating and hilly, and it is not yet established whether there is sufficient suitable and reasonably level ground for potential waste rock and tailings storage areas (such aspects would more appropriately be covered in a scoping study concerned with mining aspects).

A small stream of intermittent flow drains NE along the valley traversing the Kuriskova deposit, flowing into the Cermel valley which lies to the NE side of the hill range. Another larger river (the Vrbica) occurs approx. 1 km to the west, bounding the hills on the west side. The Vrbica and Cermel rivers are tributaries of the Hornad river, which flows southwards past Košice. Apparently, electric grid power occurs in the area, though the exact distance from site is not known at present.

Up to the time of the so-called Velvet Revolution in 1989, Czechoslovakia had a large, state-funded mining industry, most of which closed down when state funding was withdrawn following the demise of the communist system. For this reason, it is likely that Slovakia still contains a significant number of trained mining personnel eg. from the old Novoveska Huta mining operation, which was operated some 40-50 km north west of Kuriskova, and close to the town of Spisska Nova Ves.

6. HISTORY

Up to the time of the demise of communism in 1989, all uranium exploration and mining in Czechoslovakia was conducted by the State-owned organisations, such as KORA, CSUP and URANPRES. All early exploration work on the Kuriskova property was undertaken by these organisations. Following the country's return to the market economy system, and the subsequent separation of Slovakia and the Czech Republic, very little work has been undertaken on the Kuriskova property. Tournigan Gold Corporation acquired the Kuriskova property in 2005.

The Kuriskova deposit was discovered in 1985, following a regional uranium exploration programme undertaken by the Czechoslovakian KORA and CSUP groups. Regional airborne radiometric surveys had delineated radiometric anomalies on surface, which were followed up by ground radiometric surveys, geological mapping and trenching. Thereafter, systematic diamond drilling was used to investigate ground radiometric anomalies. The Kuriskova deposit, which is partially blind and therefore does not outcrop at surface except as discontinuous zones of low-level mineralization, was discovered by routine diamond drilling of surface anomalies. It was thereafter drilled by Uranovy Prieskum (URANPRES), though the exploration programme was cut short by the political events following the 1989 Velvet Revolution.

In all, some 17,000 m of drilling were undertaken in 53 holes on and around the property. Most of the drilling was by conventional (ie. pre-wireline) diamond drilling. The thin-walled drill strings deviated considerably during drilling, and core recovery was generally poor (overall around 50%). To compensate for this poor core recovery, down-hole radiometric logging was routinely used on all the drilling in the Kuriskova area and it seems to have worked very well. Conversion formulae were developed based on different factors and coefficients which were derived from previous uranium exploration and mining experience from nearby uranium projects (eg. Novoveska Huta), in order to convert down hole radiometric measurements into equivalent in-situ uranium grades. This down hole work compensated at least in part for the poor core recovery, which resulted in an incomplete assay database for the project. Although the down hole radiometric logging methodology seems to have worked well, ACA Howe are unable to validate this data and issues remain as to the validity of including this data in resource estimation work.

To summarise the effectiveness of the historical exploration, it has to be said that it is to the credit of the former Czechoslovakian state exploration companies that the Kuriskova deposit was discovered at all. The deposit itself does not outcrop near to surface, though its distal peripheral margins do sub-outcrop at surface, and gave sufficient radiometric response for it to be identified as a radiometric anomaly detected during airborne, and ground radiometric surveys and with a hand-held scintilometer on outcrop. Soil cover at surface was generally too deep for surface mapping, trenching and pitting to be effective other than to generate drill targets, so the best way forward was found to be systematic drilling to investigate the depth extensions of the surface anomalies. In all, several thousand metres of diamond drilling from surface were used as a regional exploration methodology, before the discovery of the Kuriskova deposit itself.

However, while the former Czech exploration enterprises are to be commended on the systematic and persistent approach which led to the Kuriskova discovery, they also encountered considerable difficulties during the more detailed evaluation stages. Since the depth of the Kuriskova deposit meant that drilling was to be the main evaluation method, a heavy reliance was put on deep diamond drilling programmes. The main problems here revolved around not only the depth of the target (necessitating drilling of up to almost 1000m in depth), but the generally poor ground conditions that the drilling had to encounter, and also the unsophisticated drilling equipment used.

The majority of the drill holes had to pass through up to several hundred metres of hanging wall intermediate meta-volcaniclastics/tuffs before reaching the mineralised zone. This formation comprised tuffaceous volcaniclastics, which are steeply dipping and strongly cleaved, with cleavage planes more or less paralleling the bedding planes – this combination caused persistent problems with poor ground and consequently poor recovery. In addition to the poor ground conditions in the hanging wall sequences, the mineralised zone itself was generally weak and friable, also resulting in very poor core recovery. On top of this, multi-tubed wireline drilling equipment was only used late in the exploration programme – the majority of the drilling programme was undertaken with thin-walled, single tubed, conventional drilling equipment (this resulted not only in poor core recovery, but in poor directional control of the drill path).

Besides the purely technical aspects of the drilling problems, the main result was the very poor core recovery within the mineralised zone. Obviously, this affected the sampling integrity of the U and Mo, the two main economic minerals. If a drill achieves only 50% recovery in a broken mineralised intersection, it is difficult, based on assays alone, to obtain a clear picture of both the average grade, and the distribution of grade, of a particular mineral within the mineralised zone. Fortunately, in the case of uranium, the difficulties were eased by the down hole radiometric surveys. Such surveys had been used previously on uranium exploration and mining, in similar deposits, so correlation coefficients had been worked out to convert the down hole radiometric response into equivalent uranium grades. These down hole surveys enabled a much more complete picture of the uranium grade and distribution than was possible with the assays alone. Unfortunately for the Mo analyses, there was no alternative way to determine equivalent Mo concentrations; consequently the Mo grades of the drill samples remain less reliable than the U.

The first major resource calculation was undertaken in 1996 by Jozef Daniel, a geologist experienced in the uranium industry of the former Czechoslovakia. The method used a block model method, with two variants based on different minimum cutoff grades (0.015% and 0.03% U). The calculation methodologies were constrained by government mining directives, established in 1987 and updated in 1992. The calculation concentrated on the main deposit, which was placed in the category of "Z-3 supposed reserves" – the lesser zones of mineralisation in the hanging wall of the main deposit were assigned to the lower "prognostic" category. The tonnage and grade calculation was updated in 2005 by the same author, in a large report entitled "Calculation of Reserves Deposit Kosice I, U – Mo Ore". This report was translated into English, and since it represented a comprehensive technical history of the Kuriskova project, it was consulted in detail by the present author. Details of historic estimates are contained in Table 3.

Note that the Slovak category of Z-3 is roughly analogous to the CIM definition of inferred resource.

#	Name of Study / Description	Tonnes	Grade % U	Content Lbs*
1	1996 Calculation (J-1-Z-3) (by J. Daniel)	1,148,000	0.46	11,600,000
2	1996 Calculation (J-1-Z-3N) (by J. Daniel)	1,080,000	0.19	4,500,000
3	1996 Calculation (J-1-Z-3) (by J. Daniel)	1,396,000	0.47	14,500,000
4	Josef Daniel Study April 2005 Variant I (0.015% U cutoff)	2,188,553	0.34	15,900,000
5	Josef Daniel Study April 2005 Variant II (0.030% U cutoff)	1,395,975	0.47	14,500,000

*Contained Ulbs have been rounded to the nearest 100,000

TABLE 3. HISTORIC RESOURCE ESTIMATES

A full description of previous exploration work, and tonnage and grade calculations based on them, are given in Daniel (2005). Molybdenum grade calculations were made as well as uranium (with an average derived of 0.38% Mo), though with the poor core recovery, and lack of an alternative method for determining Mo grades, the volume of data available to determine Mo grades was reduced, for which reason the Mo grades calculated are regarded as less reliable than the uranium. There is also an unresolved question regarding the detailed distribution of the Mo mineralisation within the Kuriskova deposit. Some evidence was encountered suggesting that Mo grade variations were not sympathetic with the U grade variations, and even that Mo was enriched on the margins of the deposit. Therefore, with the present database, Mo can be regarded only as a potential by-product.

The former historical resource calculations are not compliant with CIM definitions. For this reason, they are not described as other than "Historical Resources". No production or mining activities have yet been undertaken from the Kuriskova property, to the writer's knowledge.

7. GEOLOGICAL SETTING

The Kuriskova uranium deposit belongs to a belt of U-Mo deposits within the western Carpathians of Slovakia, which are largely stratabound bodies within volcanosediments of Permian age. It appears that the U-Mo (Cu) mineralisation was disseminated within the volcanosedimentary pile, and was subsequently enriched into stratabound zones by post depositional (tectonic deformation) geological activities. A geological map of the project area is shown in Figure 3.

The Kuriskova deposit is contained within a Lower Permian volcanosedimentary sequence, designated as the Petrovohorske Formation. Its main units at Kuriskova are briefly described below:

- Overlying the immediate hanging wall are the intermediate volcaniclastics of the Hutniansky Complex. They are a few hundred metres thick in the Kuriskova area, and are generally incompetent (on account of their parallel, steeply dipping bedding and cleavage planes).
- The rock type which forms the immediate hanging wall to the Kuriskova deposit is the meta-andesite of the Hutniansky Complex (designated No. 43 and 441 in Figure 3). It forms a semi-competent zone, varying in thickness from 20m to 50m, immediately above the deposit. In

addition to the main zone of mineralisation at its base, this unit also contains lesser "stringers" of U-Mo-Cu mineralisation within it.

- The main deposit – is hosted along the faulted, disturbed contact of the hanging wall meta-andesite and the footwall meta-sediments within the basal part of the meta-andesite unit designated No. 41 on the geological maps). It averages some 2.5m in thickness, and basically comprises a uranium / polymetallic mineral assemblage, which has been deposited into a tectonically disturbed zone, on the contact of an overlying competent rock and a footwall sequence of less competence.
- The meta-sediments (slates, quartzites) of the Knolske Formation form the immediate footwall to the mineralised zone. This unit is designated No. 12 on the geological maps. They are up to hundreds of metres thick in the Kuriskova area, and are of varying competence.

The upper 2 units, described above, belong to the Hutniansky Volcanic Complex (part of the Petrovohorske Formation), while the footwall to the deposit is contained within the Knolske Formation. The entire sequence is contained within the Lower Permian Krompasska Group.

The main zone of the Kuriskova deposit occupies dilational zones along the geologic contact between the overlying competent andesitic meta-volcanic unit and the underlying meta-sediments. Here, two styles of mineralization are present; firstly uranium mineralization associated with andesitic tuff/tuffite units at the base of the main andesite unit. The tuffs are phosphorous rich and it appears that phosphorous has preferentially fixed the uranium minerals, resulting in often high-grade zones (1-5%U). Secondly, uranium mineralization hosted directly on the andesite/sediment contact, which is lower grade (0.1-0.5%U) and is regarded as a more tectonised form of the tuff hosted zone described above.

Shearing along this contact has resulted in tectonic disturbance and poor ground conditions. Tectonic disturbances have also resulted in schistose foliation and slaty cleavage (giving poor ground conditions in some softer sedimentary units) and fault offsets, some of which disrupt the main deposit. Uranium mineralization hosted within hanging wall andesites are characterised by their presence as often discrete lenses associated with thin quartz-carbonate veins and haematite. Uranium grades within these zones are variable.

The deposit is partially blind (ie. limited surface expression), and is covered by thick soils, with extensive forest cover at surface. The deposit has a NW-SE strike, and a steep dip to the SW (60^0 in the upper part, 45^0 in the lower part). The overall dimensions of the main deposit established to date are some 500m x 500m, and about 2.5m in average thickness. As mentioned, there are also minor mineralised zones in the hanging wall of the main deposit, though their relationship to the main deposit is still uncertain.


GEOLOGICAL MAP
KURISKOVA PROJECT
Prepare by: L. Novotný, March 2007
using data: Kremnica GOLD, a.s., Banská Bystrica
URANPRES, s.r.o., Spišská NováVes
N
Vysvetlivky
Legend for Geological Map & Cross-sections
Petrovohorské formation - Permian
Knolské formation - Permian
A-024
A-026
A-023
fault J-8
fault 614
Processed Koral s.r.o., Spišská Nová Ves

FIGURE 3: KURISKOVA PROJECT GEOLOGY MAP
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited

8.   DEPOSIT TYPES

The Kuriskova deposit has been described as a "Saddle Hills" analogue, after the Saddle Hills / Dornod uranium deposits in eastern Mongolia. However, while the Saddle Hills deposits have been relatively well explored and documented, insufficient information is known about the Kuriskova deposit to place it firmly in this category. However, there are broad similarities between the two - like Saddle Hills, Kuriskova appears to be a replacement type deposit (both stratabound and cross-cutting), hosted in a strongly deformed Mesozoic volcaniclastic sequence. Also like Saddle Hills, Kuriskova is enriched in a number of minerals besides uranium.

Besides the Kuriskova deposit itself, which is an advanced exploration project, and will therefore require largely further drilling and detailed geological / sampling studies, there are known to be a number of mineralised lenses along strike of Kuriskova within the intermediate (andesite / dacite) "Hutniansky" meta-volcaniclastic/tuffs of the Petrovohorske Formation. Several of these have been investigated in the past by the CSUP and KORA groups, though so far, Kuriskova was the only mineralised lens discovered in the area with clear economic potential. The majority of these mineralised occurrences showed as radiometric anomalies of some sort at surface, though many were very subtle anomalies, on account of the depth of soil cover and the depth of some mineralised bodies. This depth of soil cover meant that pitting and trenching were less than successful as exploration methods, and in fact routine diamond drilling proved to be the most successful exploration tool to investigate ground radiometric anomalies at depth. This was how the Kuriskova deposit itself was discovered.

It is recommended to undertake additional grass roots type exploration within the licence area. Apparently the previous exploration by the CSUP and KORA groups started from the NW and worked towards the SE (since the regional exploration was spreading along strike from known deposits like Novoveska Huta in the NW), and following the Kuriskova discovery, little further work was undertaken in the SE part of the concession (this cessation in exploration activities also coincided with the political developments following the Velvet Revolution of 1989, after which time virtually all exploration and mining activities in the former Czechoslovakia ceased). For these reasons, the writer understands from local geologists that the SE half of the concession is less well explored than the NW part. Consequently, it is recommended that grass roots type exploration activities be concentrated in this area.

9.   MINERALISATION

The main mineralised body at Kuriskova, based on past work, is like a large but thin, sheet like form – typically 500m x 500m in surface area, but only in the order of 2.5m thick. The deposit is partially blind, rarely outcropping at surface, with the top of the main zone of mineralization occurring about 200m below surface (though this figure is relative since the surface in this area undulates from some 500m to 630m above sea level, extending for some 530m in a down dip direction. The upper half of the deposit has a dip of about 60^0, and the lower half a dip of about 45^0.

Basically, it would appear that the uranium mineralisation represents secondary type mineralisation localized along foliation and within ptygmatically folded quartz-carbonate veins. The main reason for this observation is that the majority of the mineralisation previously described from Kuriskova occurs as veins, veinlets, or other open space fill. Mineralised zones have a clear lithologic and structural control. For example, mineralization is stratabound along the contact of the hanging wall meta-andesite unit and the foot wall meta-sediment unit and is localized in folded fracture-fill veins and along foliation planes.

Another interesting point, is that the spatial position of the main deposit seems to indicate the importance of big cross faults in the area. At least 2 big cross faults (with ENE orientation and apparent dextral throws of up to 20m) occur in the vicinity of the deposit. What factors control and delimit the margins or the deposit are not yet known, but one possible one is distance from mineralising cross faults. With the tendency of the main Kuriskova deposit to be spatially associated with cross faults, this may suggest that the cross faults were the original conduits for the U-Mo-Cu mineralisation to be transported into the vicinity. Again, considerably more detailed exploration work would be needed to confirm this point.

Regarding the detailed mineralogy of the deposit, the following data is taken largely from the report by Daniel (2005). Based on historic work at Kuriskova, the main mineralised minerals are molybdenite, uraninite, brannerite, U-Ti oxides and subordinate coffinite, with main accessory minerals being abundant pyrite and subsidiary chalcopyrite. Based on former petrographic studies of mineralized drill samples, the following minerals were shown to be associated with the Mo-U-Cu mineralization: molybdenite, uraninite, U-Ti oxides, brannerite, coffinite, chalcopyrite, tennantite, pyrite, marcasite, galena, chalcocite, bornite, covellite, hematite, rutile, leucoxene, apatite, barite, malachite, goethite, iron-dolomite, calcite, quartz, sericite and chlorite.

Molybdenite is the dominant mineral. It occurs as veinlets and aggregates in association with chlorite, quartz and sericite. It also commonly occurs together with uraninite, brannerite and pyrite at the contact with altered andesite and crosscutting carbonate veinlets. Molybdenite is also found associated with the uranium minerals and pyrite. U-Mo mineralization cuts Fe-dolomite veinlets, calcite and quartz, latter with younger sulphides (chalcopyrite, pyrite and tennantite).

Metal concentrations are variable and high. From the lithogeochemical studies (drill holes 1247 and 1248), the following contents were detected: 660-4500 ppm Mo, 750-18700 ppm U, 23-765 ppm Cu, 48-393 ppm Pb, 2669-4070 ppm Ti, 24-248 ppm Ni, 99-256 ppm Zr and 114-214 ppm As. The REE content does not exceed 300 ppm.

10. EXPLORATION

Since officially acquiring the exploration licence in question in March 2005, the issuer (Tournigan Gold Corporation) has undertaken exploration drilling work which is described in section 10 "Drilling".

11. DRILLING

During 2005/06 Tournigan drilled a total of 18 drill holes which amounted to 7,595.40m of drilling. Drilling was undertaken in two stages, designed to;

- Twin the historic hole #1218 to confirm, via down hole radiometric gamma logging and geochemical assay, the uranium concentrations delineated by historic drilling and in particular to confirm mineralised zone thickness and average grade.

- Undertake in-fill drilling to test gaps in the previously defined mineralised envelopes.

- Undertake step-out drilling to test for mineralised zone extensions along strike to the southeast and northwest and at depth.

The drilling was undertaken by Geo Technical Consulting of Bratislava utilising two drilling rigs. Each hole was drilled using a wireline type Prospector II drill for shallow drilling to around 100m depth and produced PQ sized core. Thereafter, a Longyear 38 drill was used; drilling HQ sized core as deep as possible, and thereafter reducing to NQ.

At the completion of each hole, the hole was probed using a down-hole instrument that measured gamma ray emissions as counts per second, down-hole orientation data (dip and azimuth) as well as other parameters including resistivity and self-potential. Down-hole logging was undertaken and equivalent uranium content was calculated from gamma log counts according to a standard method whereby measurements begin at a point half that of background, to the peak of the anomaly and then recording counts per second every ten centimetres. Average counts per second are determined for a mineralised interval by dividing by the number of measurement intervals within the total anomalous interval. The down-hole probe was calibrated several times with geochemically derived uranium concentrations from core samples from completed Tournigan holes.

Equivalent U% values were calculated from down-hole gamma readings using a complex differential equation utilising a symmetric inversion filter. Base inputs into the equation include absorption in drilling mud, diameter of hole, absolute density of wall rock, diameter of sond, length of detector, measurements at each point and a conversion factor.

In view of the difficult drilling conditions (ie. caused by steeply dipping bedding and cleavage planes), the drilling speed was reduced in order to improve the core recovery (average daily metreage achieved was 23m / day). In addition to this, an organic polymer (Premix type, made in France) was mixed with water and used throughout the drilling programme. These precautions helped to maintain an adequate standard of core recovery throughout the programme (ie. greater than 90% recovery overall, or almost 100% in the fresh rock).

Drill hole positions are shown in Figures 3, 4A and 4B and collar data for all holes drilled as part of the 2005/06 drilling programme is contained in the table below.

On the whole, the 2005/06 programme has been successful in validating mineralised thicknesses and general tenor of uranium as delineated by historical drilling. In addition, recent drilling has confirmed the geometry of the main mineralised zone, as being a strata-bound mineralised zone, dipping 45° to 60° to the southwest and striking to the northwest. Drill holes KG-J-4, 6,7,8,9 and 10 were successful in further defining the mineralised zone along strike and at depth and intercepted significant uranium grades.

In addition to the main zone of mineralization, additional lenses within the hanging wall andesites have been further delineated by recent drilling (KG-J-8, 9, 13 and 14) and this has added significant extra tonnage to the deposit.

Holes KG-J-3 and 12 intersected mostly fault gouge clays and were drilled into un-mineralised, steeply dipping cross cutting faults at low angles. The Kuriskova property contains a number of late-stage brittle faults which are largely un-mineralised and significantly more drilling is required to fully understand the geometry of, and significance of these faults.

Hole	N	E	RL*	Depth	Dip	Azimuth	Core Size	Campaign
KG-J-01	-1234094	-270514	565.57	440.40	-85.00	40.00	PQ,HQ,NQ	2005
KG-J-01a	-1234092	-270512	565.67	444.10	-88.00	5.00	PQ,HQ,NQ	2005
KG-J-02	-1234165	-270473	575.41	480.40	-88.10	40.00	PQ,HQ,NQ	2005
KG-J-03	-1234297	-270321	598.82	426.30	-88.00	10.00	PQ,HQ,NQ	2006
KG-J-04	-1234042	-270606	555.40	596.30	-89.00	56.00	PQ,HQ,NQ	2006
KG-J-05	-1234105	-270660	567.10	513.10	-88.00	73.00	PQ,HQ,NQ	2006
KG-J-06	-1234041	-270606	555.40	433.00	-88.00	72.00	PQ,HQ,NQ	2006
KG-J-07	-1234219	-270526	578.46	556.90	-89.00	72.00	PQ,HQ,NQ	2006
KG-J-08	-1234292	-270490	586.68	525.00	-88.00	42.00	PQ,HQ,NQ	2006
KG-J-09	-1234353	-270410	590.61	522.30	-88.00	44.00	PQ,HQ,NQ	2006
KG-J-10	-1234343	-270271	595.62	411.50	-89.00	45.00	PQ,HQ,NQ	2006
KG-J-11	-1234000	-270702	561.00	474.40	-88.00	70.00	PQ,HQ,NQ	2006
KG-J-12	-1234476	-270260	577.99	429.50	-88.00	60.00	PQ,HQ,NQ	2006
KG-J-13	-1234325	-270172	597.45	275.00	-89.00	75.00	PQ,HQ,NQ	2006
KG-J-14	-1234263	-270212	608.60	330.00	-89.00	50.00	PQ,HQ,NQ	2006
KG-J-15	-1234575	-270132	540.07	286.00	-89.00	45.00	PQ,HQ,NQ	2006
KG-J-15a	-1234579	-270134	539.95	153.00	-87.00	135.00	PQ,HQ,NQ	2006
KG-J-17	-1234449	-270794	562.23	298.20	-88.00	70.00	PQ,HQ,NQ	2006

* relative elevation

TABLE 4. 2005/06 DRILL HOLE COLLAR INFORMATION

In the part of the deposit where it was intersected by the drill holes, the dip of the deposit would be in the region of 45° to 60° to the SW. The holes were drilled at steep inclinations, starting off near vertical at surface, and shallowing progressively at depth. This would mean that the intersection with the mineralised zone would have been quite close to normal (90°). For this reason, true width corrections have not been applied to the mineralised intersections from the latest drilling. In addition to this, the Micromine model incorporates the drill data "as drilled", and effectively turns these into true dimensions when calculating the block model volume.

A list of significant uranium and molybdenum intercepts from the 2005/06 drilling is contained in the table below;



KG-J-11

KG-J-04
KG-J-06
VRT_1182
VRT_1218
VRT_1222
KG-J-05
KG-J-01a
KG-J-01 VRT_1215
VRT_1181 VRT_1248
VRT_1223
VRT_1180
KG-J-02
KG-J-07 VRT_992
KG-J-14
KG-J-08 KG-J-03
KG-J-13
KG-J-09 KG-J-10
VRT_1247
VRT_1220
VRT_1233
KG-J-17
VRT_1179
KG-J-12
KG-J-15
KG-J-15a

MICROMINE

Historical Holes in BLUE
2005/06 campaign Holes in RED

ACA HOWE INTERNATIONAL LTD

Scale
1:5000

DATE
06/06/07

REF No.
GRW

SHEET
1 of 1

FILE
COLLAR PLAN 0607

FIGURE 4A

Kuriskova Drill Hole Collars

0   100m


-271300mN
-271200mN
-271100mN
-271000mN
-270900mN
-270800mN
-270700mN
-270600mN
-270500mN
-270400mN
-270300mN
-270200mN
-270100mN
-270000mN
-269900mN
-269800mN
-269700mN
-269600mN
-269500mN
-1233800RL
-1233900RL
-1234000RL
-1234100RL
-1234200RL
-1234300RL
-1234400RL
-1234500RL
-1234600RL
-1234700RL
-1234800RL
A
A'
B
B'
C
C'
D
D'
E
E'
F
F'
G
G'
H
H'
I
I'
J
J'
K
K'
L
L'
M
M'
M''
O
O'
P'

MICROMINE	Historical Holes in BLUE 2005/06 campaign Holes in RED Cross sections lines in GREEN	ACA HOWE INTERNATIONAL LTD	Scale 1:7500 0 250m	DATE 06/06/07 REF No. GRW	SHEET 1 of 1 FILE collar_sect_plot

FIGURE 4B
Kuriskova Drill Hole Collars
and cross section orientations

Hole ID	From[1]	To[2]	Interval[3]	U$_3$0$_8$%[4]	Mo%[5]
KG-J-01	406.90	409.30	2.40	0.24	0.04
including	406.90	408.10	1.20	0.46	0.09
KG-J-1a	420.50	421.30	0.80	0.46	N/S
KG-J-1a	424.00	425.20	1.20	7.77	0.86
including	424.00	424.90	0.90	10.33	1.13
KG-J-2	449.60	455.40	5.70	0.26	0.08
Including	449.60	452.00	2.40	0.55	0.19
including	450.90	452.00	1.10	1.32	0.40
KG-J-3	327.40	328.00	0.60	0.12	N/S
KG-J-4	545.20	546.40	1.20	0.20	N/S
KG-J-5	N/S	N/S	N/S	N/S	N/S
KG-J-6	411.50	412.00	0.50	0.61	0.007
KG-J-7	513.30	514.30	1.00	0.24	0.055
KG-J-8	502.00	506.50	4.50	0.46	0.011
including	502.00	504.20	2.20	0.58	0.08
KG-J-9	491.50	493.50	2.00	0.56	0.072
including	492.50	493.50	1.00	0.88	0.081
including	492.50	493.00	0.50	1.36	0.081
KG-J-10	375.80	376.80	1.00	0.20	N/S
KG-J-11	N/S	N/S	N/S	N/S	N/S
KG-J-12	389.00	389.80	0.80	0.05	N/S
KG-J-13	252.40	253.00	0.60	0.74	0.61
KG-J-14	99.70	99.80	0.10	2.14	0.88
KG-J-14	213.00	213.20	0.20	1.21	0.23
KG-J-14	299.00	304.00	5.00	0.64	0.05
including	303.00	304.00	1.00	2.77	0.19
including	302.00	304.00	2.00	1.45	0.07
including	303.50	304.00	0.50	5.34	0.37
KG-J-15	N/S	N/S	N/S	N/S	N/S
KG-J-17	N/S	N/S	N/S	N/S	N/S

[1] From depths are down-hole depths.
[2] To depths are down-hole depths.
[3] Interval values are for down-hole intervals.
[4] U% assays have been converted to contained U$_3$0$_8$% using a conversion factor of 1.17

[5] Mo% values are from assay data.
N/S = no significant intercept
KG-J-16 is omitted here as this hole was not drilled.

TABLE 5. 2005/06 SIGNIFICANT INTERCEPTS

12. SAMPLING METHOD AND APPROACH

As discussed above, drilling was undertaken using a wireline coring system with double-barrel drilling tubes to maximise core recovery. In order to control hole stability of the deep drilling undertaken, PQ core drilling was undertaken from surface, with a reduction to HQ core drilling after 100m and thereafter a reduction to NQ core drilling. Depending on the position of mineralised zones down hole, sampling of both HQ and NQ core was undertaken.

Upon completion of each hole, core was geologically logged on site at Kuriskova and mineralised zones defined based on geological characteristics. In addition to this, the mineralised zones were identified with a ZRUP Gamma Logger. Once logging was complete, the core was removed to the company's exploration facility in Kremnica, where mineralised core was halved, using a diamond saw, ready for sampling and dispatch to the analytical laboratories. No core orientation lines were marked on the core during drilling and as such no standardising of which half of the core was to be sampled, was undertaken. Therefore, some bias may have been introduced. In addition, sampling of both HQ and NQ core represents two different sample mediums and no investigation has been undertaken by Tournigan to assess whether the size of core has any correlation with the accuracy and repeatability of sample assays.

Core recovery was generally very high (always well over 90% average in the mineralised zones, and frequently 100%), and with the gamma logger being used first to define the mineralised zones, it would appear highly likely that all the good zones of uranium mineralisation were identified for chemical analysis.

13. SAMPLE PREPARATION, ANALYSES AND SECURITY

The samples from the first 2 drill holes (KG-J-1 and KG-J-2), totalling 26 core samples, were securely air freighted to the OMAC lab in Ireland for analysis. The samples were dried at 85^0C, jaw crushed to - 2 mm and the total amount of crushed material was milled using LM2 mill to -100 μm.

Because the mineralised interval from the 3rd hole (KG-J-1a) was so rich (over 6% U for the whole interval), it was too high grade to be assayed at the OMAC laboratory. Accordingly, it was sent to the Ecochem laboratory in the Czech Republic (owned by ALS Chemex). There they undertook a spectrophotometric determination of uranium (with an ICP determination of other elements). The final determination of uranium grade was by the David-Gray-Eberle titrimetric method.

Core samples from the remaining holes drilled as part of the program were securely dispatched to an ALS Chemex sample preparation lab in Pitea, Sweden (in the case of non-NORM samples) and to the ALS Chemex laboratory in Vancouver (in the case of NORM samples). Non-NORM samples were crushed, pulverised and the resultant pulps then dispatched safely to the ALS laboratory in North Vancouver, Canada for geochemical analysis. ALS Chemex's North Vancouver laboratory has ISO 9001:2000 registration and has also received ISO 17025 accreditation from the Standards Council of Canada under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories".

The ALS Chemex sample preparation facility in Sweden is also fully accredited and sample preparation is clearly defined and monitored. Here, core material is crushed to -2mm and undergoes ringing, whereby >85% of ring pulverised material passes through a 75 micron screen. The resultant pulps are then dispatched to Canada where they are monitored so that >80% of the sample passes through a 75 micron screen.

Prepared samples were analysed for 45 element suite using MA/ES procedure (ME-MS61U), which involves digestion of 0.2 g of sample in the mixture of nitric, hydrofluoric, hydrochloric and perchloric acids, bringing solution to dryness and re-dissolving salts in 10 ml of 10% aqua regia solution followed by reading using ICP-OES spectrometer. The samples were also analysed for gold using Au4 procedure that involves fusion of 50 g of sample with lead collection, cupellation, dissolving resulting prill in aqua regia and AA analysis. Samples greater than 10000ppm U were analysed using Fusion XRF (U-XRF10)

Standard laboratory QC procedures were applied. 10 % of samples were analysed in duplicate, blanks and reference materials were analysed along with the samples. Certified reference materials of uranium mineralisation BL-1 and BL-2 manufactured by Canmet were used in multi-element analysis. All QC data were included in test reports.

Geochemical analysis is monitored via the use of internal control standards which are then compared to certified CANMET and GEOSTATS standard reference material. As part of data verification, ACA Howe received all unmodified information relating to Tournigan samples, has reviewed the laboratory QA/QC and has found the quality control and assurance data to be satisfactory.

ACA Howe has reviewed OMAC and ALS Chemex internal laboratory QA/QC procedures and resultant data relating to Tournigan samples, however no field QA/QC was undertaken by Tournigan during the drilling (i.e. insertion of field duplicates, blanks and standard reference material). It is highly recommended that, as part of future drilling programmes as Kuriskova, Tournigan undertake a rigorous internal QA/QC programme with which to assess laboratory sample preparation, assay accuracy and precision.

14. DATA VERIFICATION

With regard to the original historical drilling undertaken at Kuriskova, it has not been possible for the authors to verify this, since no core or other samples of any type remain from this drilling. The down-hole radiometric gamma logging undertaken during this drilling, and that has been used in historical and recent resource estimation work cannot be verified although the recent drilling undertaken by Tournigan has confirmed the presence of mineralised thicknesses as delineated from the historical hole #1218 and has validated the overall grade tenor of the mineralised zone intersected in this hole. Consideration should be given to re-drilling parts of the deposit informed by this historical drilling, as part of future drilling campaigns in order to fully validate grade thicknesses in these areas of the deposit, that can be used in future resource estimation work.

In addition to a site visit undertaken by Mr David Pelham in October 2005, the details of which are contained in the 2006 Technical Report, Mr Pelham briefly re-visited Slovakia from November 30th to December 1st 2006 during which time he was able to personally verify drill hole collar positions of holes drilled during the 2005/06 programme, inspect core from holes KG-J-1, 1a and 2 and verify the presence of uranium anomalism via the use of a hand-held gamma logger.

Mr Galen White visited Slovakia between April 2nd and April 5th 2007, during which time he was able to review all reported mineralised intersections in core from all drill holes drilled during 2005/06 and confirmed the gamma readings undertaken by site personnel during their logging, via the use of a ZRUP Gamma Logger. Mr White also reviewed geology logs and compared logged geological intervals with examples of core and found the logging undertaken by site staff, was undertaken to a high standard.

As part of resource estimation work, Mr Galen White confirmed sample assay data from the 2005/06 drilling from certified assay certificates provided by ALS Chemex and reviewed ALS Chemex internal QA/QC data. In addition digital validation of all collar, survey, assay and geological data held in the database was undertaken, prior to resource estimation work.

Discussions with on-site personnel, undertaken by Mr Dave Pelham and Mr Galen White during their site visits demonstrated that technical staff have a good understanding of the geological controls of mineralization at Kuriskova and it is the opinion of both authors that data collected and interpreted during and after drilling activities was undertaken in a thorough and professional manner.

No field QA/QC activities were undertaken by Tournigan as part of the recent drilling and as such, ACA Howe are unable to comment on laboratory preparation, accuracy and precision via the use of external data. It is highly recommended that Tournigan implement their own QA/QC program as part of future drilling campaigns.

15. ADJACENT PROPERTIES

There are no known adjacent mineral properties.

16. MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical test work has been undertaken as part of this study.

17. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1. CURRENT RESOURCE AND MINERAL RESERVE ESTIMATES

Since the previous reserve calculations (Daniel 2005) at Kuriskova were based on a large volume of detailed data, parts of which were not available for examination, it was not possible to conduct a full recheck of all data pertaining to the former (historical) reserve calculations. For this reason it was decided by ACA Howe to undertake in-house basic resource calculations, to be included in the 2006 Technical Report undertaken by Howe, using Micromine software and based on available Kuriskova drill data at that time, in order to make an independent assessment of the historical resources calculations.

Accordingly, two Polygonal Wireframe Resource Estimates (PWRE) were calculated for the Kuriskova Resource. In an attempt to generate a meaningful comparison, the resource estimates were undertaken using the same cut-off as was used in previous estimates, 0.03%U (Daniel 2005).

The ACA Howe resource estimation work was conducted in two phases. The first phase resource calculation (Howe 2005) was undertaken using only the historic Kuriskova drill hole data available (13 historic boreholes amounting to 6,290m of drilling). The second phase resource calculation (Howe 2006) was undertaken using historic data and data from three additional boreholes drilled by Tournigan in late 2005 (KG-J-1, 1a and 2, 1,365m of drilling). The thirteen deep historical drill holes covered the main part of the Kuriskova ore body, though the wireframe models generated by ACA Howe were somewhat constrained in that they did not have all the deposit edge data used for the earlier estimates.

#	Name of Study / Description	Tonnes	Grade % U	Content Lbs*
6	ACA Howe (2005)	1,100,363	0.55	13,300,000
	(0.030%U cut-off)			
7	ACA Howe (2006)	1,256,088	0.56	15,500,000
	(0.030%U cut-off)			

*Contained Ulbs have been rounded to the nearest 100,000

TABLE 6. KURISKOVA CURRENT RESOURCE ESTIMATES

Taken together, the PWRE estimates undertaken by ACA Howe broadly confirmed the historical soviet-style tonnage and grade estimates. The three boreholes drilled by Tournigan in 2005 broadly confirmed the thickness and grade tenor of the main mineralised zone and as such this data, together with available historic drill data and following a review of drilling and sampling methodologies undertaken by Tournigan at the time, was sufficient to classify the resource, at 2006 as inferred under CIM guidelines. Resource estimation methodologies, relating to the 2005 and 2006 resource calculations undertaken by ACA Howe are contained in a resource report titled "Micromine Study of the Jahodna Uranium Resource, Slovak Republic" dated March 2006 and contained in Appendix 3 of the 2006 43-101 Technical Report, to which the reader is referred for further details.

17.2. RECENT RESOURCE ESTIMATES

The mineral resource estimate for the Kuriskova deposit, completed in May 2007 has been prepared by Galen White BSc(Hons) FGS MAusIMM, Senior Geologist – Resources, a full-time employee of ACA Howe. The resource estimate has been prepared using Micromine software and followed a review of the geological model generated by Tournigan, 2D and 3D visualisation, generation of a three-dimensional block model for the deposit, geostatistical analysis and interpolation of uranium, molybdenum and copper grades into the block model using the inverse distance weighting interpolation method. The distribution of grades into the block model is controlled by the underlying geology of the property and takes into account the spatial orientation of mineralised domains as defined in the geological model.

The property has, to date been tested with a total of 53 historical drill holes and 18 recent drill holes drilled by Tournigan during 2005/06. However, the dataset relating to historical holes is incomplete and only data from 13 historical holes is available for use in resource estimation work. A drill hole collar plan for the project is shown in Figure 4A.

Stratabound U-Mo (Cu) mineralisation occurs in largely stratabound bodies within the volcanosedimentary sequence of Permian age. It appears that the U-Mo (Cu) mineralisation was disseminated within the volcanosedimentary pile, and was subsequently enriched into stratabound zones by post depositional (tectonic deformation) geological activities.

A set of vertical cross sections, orientated roughly NE-SW (Figures 3 and 4B) and perpendicular to the strike of the main mineralised zone, spaced 50m-150m apart have been ultilized during the interpretation of the various geological domains. In addition two longitudinal cross sections were also reviewed. The current geological interpretation, developed by Tournigan following drilling and geophysical studies forms the basis of the resource model used in this resource estimation.

The mineral resource estimate was generated from down-hole radiometric results from historical drill holes, sample assay results from drilling undertaken by Tournigan and the geological model which relates the spatial distribution of uranium and to a lesser degree molybdenum and copper. It should be noted that the inclusion of radiometric data, which represents an indirect method of measuring uranium concentration, and sample assays which are a direct analysis of uranium concentration represent differing sample supports and as such, both methods of data collection were reviewed to assess their suitability for use in resource estimation. Individual domains, reflecting distinct zones or types of mineralisation have been defined and interpolation characteristics have been defined for each domain based on geology, drill hole spacing and the spatial orientation of each domain.

The degree of confidence in the resources has been classified based on the current sample spacing, geological control, structural characteristics and controls on mineralisation and confidence levels assigned to input data, and are reported, as required by NI43-101 according to CIM standards on Mineral Resources and Reserves.This report includes estimates for mineral resources. There are no mineral reserves prepared or reported in this technical report.

17.2.1. AVAILABLE DATA

The data files utilized in this study, and which were imported into Micromine to form the Kuriskova database were validated by on-site Tournigan personnel and presented to ACA Howe for review, as digital excel file data for historical and recent drilling data and comprised collar, survey, assay, geology, and geophysics data. Data pertaining to historical drilling cannot be verified or validated by Howe, but following discussions with on-site personnel and a review of the data, it is assumed to be valid as presented. This data was imported in to the Micromine database and validated by using Micromine validation functions to confirm end of hole depths, sampling, geological and survey intervals and missing data by cross referencing geological and assay data files with those for collar and survey. Assay results from recent drilling, contained in the database were cross referenced with assay certificates obtained from ALS Chemex, Canada and were thus confirmed.

Of the 53 historic holes drilled over the property, data exists from only 13 of these and as such, only these 13 historic holes have been included in the resource estimation database. All drilling undertaken by Tournigan during 2005/06 has been included in the database, although holes KG-J-11, 15, 15A and 17 were left out of the resource estimation as they are positioned outside the main deposit area and are considered barren for the purposes of resource estimation (i.e. they contain assay grades <0.03%U).

Sampling of recent drill holes was undertaken selectively based on results from hand-held scintillometer readings which provided an indication of mineralised zones to be sampled. An additional excel spreadsheet was also provided that collated assay and radiometric data within mineralised zones from each hole. These intervals were also assigned a numerical geology code for each interval which corresponds to a geological legend provided with the AutoCAD cross sections. Uranium, molybdenum and copper assays are present for recent holes drilled but only down hole radiometric uranium data was presented for historical holes.

In addition, hard copy and digital geological plans and cross sections (generated by Tournigan on-site personnel using AutoCAD software) were presented to ACA Howe and reviewed and validated by comparing drill hole summary logs with on-section mapped geological zones. Once the drill hole database was created, drill holes annotated with uranium grade were displayed in 2D and 3D and AutoCAD sections imported into Micromine as .dxf files, displayed and validated.

Geological cross sections used to construct the 3D wireframe model, the positions of which are shown in Figures 3 and 4B, are contained in Appendix 1. At the request of ACA Howe, details pertaining to drilling, sampling, surveying and assaying methodologies were also presented for review.

The somewhat erratic distribution of drill holes, a function of historical drill density and recent, more methodical drill spacing has resulted in variations in drill hole spacing, between 50m and 100m in the centre of the deposit and between 100m and 200m at the peripheries. Therefore, estimations with respect to the average spacing are difficult, and complicated due to the variability in the orientation of holes.

Collar information for drill holes used in this study, and drill hole data summaries are contained in the tables below;

Hole	N	E	RL*	Depth	Dip	Azimuth	Core Size	Campaign
VRT_992	-1234199	-270390	590.50	470.00	-89.30	25.00	PQ,HQ,NQ	historical hole
VRT_1179	-1234433	-270395	589.97	558.60	-85.50	25.00	PQ,HQ,NQ	historical hole
VRT_1180	-1234143	-270593	571.38	573.00	-90.00	29.00	PQ,HQ,NQ	historical hole
VRT_1181	-1234113	-270427	576.91	390.20	-79.00	75.00	PQ,HQ,NQ	historical hole
VRT_1182	-1234049	-270463	568.07	403.00	-76.60	53.00	PQ,HQ,NQ	historical hole
VRT_1215	-1234114	-270430	576.51	448.00	-86.50	45.00	PQ,HQ,NQ	historical hole
VRT_1218	-1234081	-270495	566.28	405.00	-90.00	68.00	PQ,HQ,NQ	historical hole
VRT_1220	-1234360	-270263	594.20	452.00	-75.00	336.00	PQ,HQ,NQ	historical hole
VRT_1222	-1234084	-270496	566.95	381.00	-78.90	50.00	PQ,HQ,NQ	historical hole
VRT_1223	-1234144	-270591	571.57	580.00	-90.00	165.00	PQ,HQ,NQ	historical hole
VRT_1233	-1234404	-270573	610.87	780.00	-90.00	0.00	PQ,HQ,NQ	historical hole
VRT_1247	-1234357	-270260	594.79	439.00	-74.10	338.00	PQ,HQ,NQ	historical hole
VRT_1248	-1234115	-270429	576.77	412.50	-85.90	296.00	PQ,HQ,NQ	historical hole
KG-J-01	-1234094	-270514	565.57	440.40	-85.00	40.00	PQ,HQ,NQ	2005
KG-J-01a	-1234092	-270512	565.67	444.10	-88.00	5.00	PQ,HQ,NQ	2005
KG-J-02	-1234165	-270473	575.41	480.40	-88.10	40.00	PQ,HQ,NQ	2005
KG-J-03	-1234297	-270321	598.82	426.30	-88.00	10.00	PQ,HQ,NQ	2006
KG-J-04	-1234042	-270606	555.40	596.30	-89.00	56.00	PQ,HQ,NQ	2006
KG-J-05	-1234105	-270660	567.10	513.10	-88.00	73.00	PQ,HQ,NQ	2006
KG-J-06	-1234041	-270606	555.40	433.00	-88.00	72.00	PQ,HQ,NQ	2006
KG-J-07	-1234219	-270526	578.46	556.90	-89.00	72.00	PQ,HQ,NQ	2006
KG-J-08	-1234292	-270490	586.68	525.00	-88.00	42.00	PQ,HQ,NQ	2006
KG-J-09	-1234353	-270410	590.61	522.30	-88.00	44.00	PQ,HQ,NQ	2006
KG-J-10	-1234343	-270271	595.62	411.50	-89.00	45.00	PQ,HQ,NQ	2006
KG-J-11	-1234000	-270702	561.00	474.40	-88.00	70.00	PQ,HQ,NQ	2006
KG-J-12	-1234476	-270260	577.99	429.50	-88.00	60.00	PQ,HQ,NQ	2006
KG-J-13	-1234325	-270172	597.45	275.00	-89.00	75.00	PQ,HQ,NQ	2006
KG-J-14	-1234263	-270212	608.60	330.00	-89.00	50.00	PQ,HQ,NQ	2006
KG-J-15	-1234575	-270132	540.07	286.00	-89.00	45.00	PQ,HQ,NQ	2006
KG-J-15a	-1234579	-270134	539.95	153.00	-87.00	135.00	PQ,HQ,NQ	2006
KG-J-17	-1234449	-270794	562.23	298.20	-88.00	70.00	PQ,HQ,NQ	2006

* relative level

TABLE 7. DRILL HOLE COLLAR DATA

Data	Number	Minimum[1]	Maximum[1]	Average[1]
Diamond Drill Holes				
Historic	13	-	-	-
Recent	18	-	-	-
Metres of Drilling				
Historic	6,292.30	-	-	-
Recent	7,595.40	-	-	-
Uranium Assays				
Historic[2]	115	0.0115	3.1055	0.1891
Recent	221	0.0001	15.0000	0.3039
Molybdenum Assays				
Historic	-	-	-	-
Recent	221	0.24	19000	558.04
Copper Assays				
Historic	-	-	-	-
Recent	221	0.50	10000	313.75
Sample Intervals				
Historic[2]	115	0.10	0.10	0.10
Recent	221	0.10	3.00	0.50

[1] uranium values in %, Mo and Cu values in parts per million and sample intervals in metres
[2] Historic values derived from down hole radiometric readings

TABLE 8. DRILLING DATA

17.2.2. DOMAIN INTERPRETATION AND 3D WIREFRAME MODEL

17.2.2.1. Introduction

The Kuriskova uranium deposit belongs to a belt of U-Mo deposits within the western Carpathians of Slovakia, which are largely stratabound bodies within volcanosediments of Permian age. It is interpreted that the U-Mo (Cu) mineralisation was disseminated within the volcano-sedimentary pile, and was subsequently enriched following post depositional (tectonic deformation) geological activities into strata-bound zones occurring at the contact of the meta-andesites of the Hutniansky Complex and meta-sediments of the Knokske Formation (the "main" zone) and in lenses within the hanging wall meta-andesites (the "hanging wall andesite" zones). To a lesser degree, minor re-mobilisation has occurred along fault conduits, in particular the sub-horizontal Fault 614 (the "Fault614" zone). See Figure 3 and cross sections contained in Appendix 1.

The Kuriskova deposit is contained within a Lower Permian volcanosedimentary sequence, designated as the Petrovohorske Formation. The stratigraphic sequence at Kuriskova, which strikes approximately NW-SE and dips between 45° and 60° to the southwest, is briefly described below:

- The rocks of the distal hanging wall sequence are the intermediate volcaniclastics of the Hutniansky Complex. They are a few hundred metres thick in the Kuriskova area, and are generally incompetent (on account of their parallel, steeply dipping bedding and cleavage planes).

- The rocks of the proximal hanging sequences of the Kuriskova deposit are the meta-andesites of the Hutniansky Complex (designated No. 43 in Figure 3). It forms a semi-competent zone, varying in thickness from 20m to 50m, immediately above the main deposit. In addition to the main zone of mineralisation at its base, this unit also contains discrete lenses of U-Mo-Cu mineralisation within it. The geometry, extent and uranium tenor of these mineralised zones is better understood in the light of recent drilling and therefore these zones have been included in the current resource.

- The main deposit is hosted along the faulted, disturbed contact of the hanging wall meta-andesite and the footwall meta-sediments within the basal part of the meta-andesite unit. It averages some 2.5m in thickness, and comprises a uranium / polymetallic mineral assemblage, which has been deposited into a tectonically disturbed zone, on the contact of an overlying competent rock and a footwall sequence of less competence.

- The meta-sediments (slates, quartzites) of the Knolske Formation form the immediate footwall to the mineralised zone. This unit is designated No. 12 in Figure 3. They are up to hundreds of metres thick in the Kuriskova area, and are of varying competence.

17.2.2.2. Interpretation of Domains

The development of mineralised domains was initiated following a review of the geological model as presented to ACA Howe by Tournigan and depicted on the plans and cross sections provided (Appendix 1). Cross sections provided by Tournigan as AutoCAD drawing files (.dwg) files were converted to drawing exchange format (.dxf) files and imported into Micromine. These sections were then displayed in 3D space along with drill hole traces, coded down hole geology and uranium assay data and each of the mineralised zones interpreted.

A lithological model was not constructed as part of this work, although the lithological cross sections were reviewed in three dimensions. The structural model, as interpreted by Tournigan following geophysical interpretation and drill hole logging was reviewed, and the main structures (faults J-8 and 614) which significantly influence the position of mineralised zones were modelled in 3D (Figure 5).

Distinct mineralised domains for resource estimation are interpreted and these represent different zones that have distinct geological and/or statistical characteristics. Mineralised zones are domained out on the basis of the geological characteristics of host rocks, the nature and style of mineralisation present (including uranium grade characteristics) and the spatial positions of zones relative to the main faults. In addition, sub-domains are present which represent distinct mineralised zones within the same domain.

Consideration of statistical homogeneity within each domain, fundamental to resource estimation has been considered, however, due to selective sampling having been undertaken based on radiometric logging of core and the presence of relatively few drill holes in to the deposit, the number of assays for each element, generated for the deposit and contained in the database is less than 200 and as such, statistical analysis of assay data within each domain is difficult. Therefore, domains have been considered largely on the basis of geological characteristics.

Three mineralised domains have been interpreted and are summarised in the table below;



700RL

600RL

500RL

400RL

300RL

200RL

100RL

0RL

-100RL

-200RL

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FIGURE 5: Micromine screenshot looking east, showing faults 614 (green, dipping shallowly to the west) and fault J-8 (blue, sub-vertical striking E-W)

MICROMIN

Domain	Description	Sub-Domains
Main Domain	Laterally continuous strata-bound basal mineralised zone, occurring at the main meta-andesite/meta-sediment contact.	None.
Hanging Wall Andesite Domain	Largely semi-continuous, though often discrete mineralised zones hosted within hanging wall meta-andesite.	**Andesite1**: stratigraphically above the main domain, south of J-8 and below 614 **Andesite2**: andesite 1 north of J-8 **Andesite3**: discrete zone, stratigraphically above Andesite4, north of J-8 and below 614. **Andesite4**: discrete zone, stratigraphically above andesite2, north of J-8 and below 614. **Andesite5**: minor, discrete stacked zones, the continuation of andesite1, north of J-8 and above 614.
Fault 614 Hosted Domain	Discrete, sub-horizontal fault hosted mineralised zone.	None.

TABLE 9. DOMAIN DESCRIPTIONS

17.2.2.3. Wireframe construction

After considering domains, the cross sections were recreated in 2D and strings were created to join up mineralised intervals within each domain and sub-domain on each cross section, honouring the geometry of interpreted zones. A cut-off of 0.03%U was used to define the zones and honours anomalous zones as defined by radiometric logging or drill core, as well as resulting in more uniform mineralised envelope definition as well as taking into account potential minimum mining widths. Some internal waste has been included in defining mineralised intervals, but on condition that the weighted average grade of the interval, when waste is included, exceeds 0.03%U.

Once string sections were completed, mineralised intervals were extended along strike by half the distance to the next drill hole or section and laterally by half the drill hole spacing or up-dip to the bounding 614 fault. Once string sections were complete, 3D wireframes for each zone were constructed and validated prior to block model creation and interpolation. Validation included cutting slices through the wireframes and relating these to the original cross sections to ensure the original interpretation has been honoured.

The resulting wireframe domain boundaries were considered closed for the purposes of grade interpolation, that is to say that only assay grade values that lie within each domain wireframe are used to interpolate the grade of blocks within that domain.

Domain wireframes are shown in Figures 6-12.

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Figure 6: Micromine screenshot, looking north, showing the Main Zone Domain Wireframe (magenta).



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Figure 7: Micromine screenshot looking north, showing the Andesite1 Domain Wireframe (in red) relative to the Main Zone (shown in transparent magenta).





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Figure 8: Micromine screenshot looking north, showing the Andesite2 Domain Wireframe (in red) relative to other domains (shown as transparent).





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Figure 9: Micromine screenshot looking north, showing the Andesite3 Domain Wireframe (in red) relative to other domains (shown as transparent).





Figure 10: Micromine screenshot looking north, showing the Andesite4 Domain Wireframe (in red) relative to other domains (shown as transparent).





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Figure 11: Micromine screenshot looking north, showing the Andesite5 Domain Wireframe (in red) relative to other domains (shown as transparent).





Figure 12: Micromine screenshot looking north, showing the Fault 614 Domain Wireframe (in green) relative to other domains (shown as transparent).



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17.2.3. STANDARDISING OF DRILL HOLE DATA

Standardising of drill hole samples is performed prior to statistical evaluation and interpolation. This step eliminates any bias related to sample length that may exist in the data.

As shown in Table 7, the average sample length in the database is 0.10m for historical data and 0.50m for recent sample data, with numerous samples which are less than 0.50m. Given the narrow nature of mineralised zones at Kuriskova, with the average thickness of the mineralised zones around 2.5m it was decided to standardise samples to the modal sample interval of 0.10m. This action does in fact split some intervals into components of 0.10m but all with the same value as the original sample interval. This scale of standardising is considered adequate given the geometry of the mineralised zones and by considering a possible base case mining method of under-cut and fill selective mining of relatively small blocks. Accordingly, a standardised assay database was created for use in resource estimation.

17.2.4. BASIC COMPOSITE STATISTICS

Exploratory data analysis involves the statistical evaluation of the composite database in order to quantify the characteristics of the data. The application of separate domains prevents unwanted mixing of data during interpolation.

Basic statistical analysis of U%, Mo% and Cu% was conducted on the composited database for each coded domain. Basic summary statistics are contained in Appendix 2.

It should be noted that the raw data used to construct the composite database contains less than 200 samples, and as such, detailed meaningful statistical analysis is not possible, and basic statistical parameters will be heavily influenced by data outliers. Therefore, the basic statistics provided here are used only to interpret broad trends. It is noted during this work, that significantly lower uranium grades are contained with hanging wall andesite hosted domains (0.05-0.32%U) compared with the main zone (0.48%U). With additional drilling and more data, a much clearer idea of grade characteristics between each of the domains should be known.

17.2.5. TOP-CUTTING

No top-cutting of uranium, molybdenum or copper grade data has been undertaken in any domain and therefore grade data used in the interpolation remains un-cut. Top cut analysis is usually performed on composite data from all domains prior to modeling. This analysis is undertaken to assess the influence extreme grade outliers have on the sample population within each domain. Whilst extreme grades are real, their influence in interpolation may overstate the local block grades in some parts of the deposit. However, due to the relatively low number of assays contained within each domain at this stage of advancement of the project, not enough data exists to accurately establish an appropriate top-cut for each domain.

However, it is highly recommended that with additional drilling over the deposit, which will generate significantly more assay data with which to assess the influence of high-grade outliers, top-cut analysis is performed for each domain.

17.2.6. BULK DENSITY

No bulk density samples were collected as part of the recent drilling undertaken by Tournigan. As part of historic drilling, a total of 16 samples were collected from the main mineralised zone in three drill holes (VRT_1215, 1218 and 1220) and the average density value, from these samples, which has been used in this study, is 2.72.

Clearly, additional bulk density sampling should be undertaken as part of future drilling campaigns, to more accurately calculate appropriate bulk densities for the different lithologies present within the deposit that can be applied to the different mineralised domains. The application of the density value of 2.72 to all blocks within the model may be overestimating or underestimating contained tonnages in different parts of the resource, and may be significant.

17.2.7. DATABASE CODING

Prior to resource estimation work the composite assay database was coded using the generated wireframes and each assay interval was assigned to the appropriate domain, as per the table below;

Domain	Sub-Domain	# of U% values[1]	# of Mo% assays[2]	# of Cu% assays[2]	# of Holes
Mineralisation	Main Zone	394(117)	354	354	23
	HW Andesite1	39(27)	16	16	3
	HW Andesite2	42(20)	26	26	7
	HW Andesite3	6(3)	6	6	2
	HW Andesite4	107(24)	100	100	9
	HW Andesite5	36(11)	36	36	1
	Fault614	11(4)	9	9	3
Waste	-	511(129)	485	485	-

[1] data values include down hole radiometric values (historic holes) and sample assay values (recent holes)
[2] Mo% and Cu% available for recent holes only
( ) number of raw values/assays from which splits were generated

TABLE 10.   DOMAIN CODING

Once coded, the composite file could then be used to interpolate grades into each domain in the block model.

17.2.8. VARIOGRAPHY

The purpose of geostatistical analysis (variography) is to generate a series of semivariograms that can be incorporated in to the search ellipsoid parameters used in the interpolation process. Variography investigation was undertaken prior to interpolation, however, the limited amount of assay data for the deposit meant that no meaningful variograms could be generated.

Therefore, the search ellipse orientation parameters used in block model interpolation were derived from the geometry and orientation of the individual domain wireframes. In addition, the search ranges employed to interpolate grade in to blocks of the block model were informed by considering the current drill hole spacing and sample spacing, geological continuity and domain characteristics.

The orientation of the three search directions are based on the approximate orientation of each domain although deviations from these do exist in each domain. Therefore, with additional drilling over the deposit and the generation of additional sample data variographic analysis should be undertaken in attempt to refine the search parameters and ranges used in interpolation. The current orientations are considered adequate for the current state of advancement of the project and are summarised in the table below;

Domain	Direction	Azimuth (°)	Dip (°)	Range (m)
Main Zone	First	325	0	100
	Second	235	-55	100
	Third	055	-35	25
HW Andesite1	First	330	0	100
	Second	240	-50	100
	Third	060	-40	25
HW Andesite2	First	305	0	100
	Second	215	-45	100
	Third	035	-45	25
HW Andesite3	First	295	0	100
	Second	205	-50	100
	Third	015	-40	25
HW Andesite4	First	325	0	100
	Second	235	-55	100
	Third	055	-35	25
HW Andesite5	First	325	0	100
	Second	235	-55	100
	Third	055	-35	25
Fault 614	First	310	0	100
	Second	220	-30	100
	Third	040	-60	25

TABLE 11. SEARCH ELLIPSE PARAMETERS

17.2.9. ESTIMATION TECHNIQUE AND PARAMETERS

17.2.9.1. Uranium Interpolation

Uranium grade was interpolated into the block models on a domain basis. Blocks within each domain were assigned an interpolated grade using only those assays that occurred within each domain (i.e. a closed interpolation).

For each domain, the parent block IDW^2 interpolation technique was used and interpolation performed at different search radii until all blocks within each domain received an interpolated grade. The search ranges employed to interpolate grade in to blocks of the block model were informed by considering the current drill hole spacing and sample spacing, geological continuity and domain characteristics.

The first search radii were selected to be equal to two thirds of the range in the strike, dip and across dip directions of the search ellipsoid. Model blocks that did not receive a grade estimate from the first interpolation run were used in the next interpolation run, equal to the range. Subsequent search radii were incremented by the range value.

When model cells were estimated using radii not exceeding the range, a restriction of at least three samples from at least two drill holes was applied to increase the reliability of the estimates.

Detailed definition of the interpolation strategy is contained in the table below,

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Interpolation Method	Inverse Distance Weighting[2]			
Interpolation Run #	1	2	>2	
Search Radii	2/3 range in main directions	Equal to the range in main directions	Greater than the range in main directions	
Min no. of Samples	3	3	1	
Max number of Samples	16	16	16	
Min no. of Drill holes	2	2	1	
Discretisation	2*2*2	2*2*2	2*2*2	

TABLE 12. INTERPOLATION STRATEGY

17.2.9.2. Molybdenum and Copper Interpolation

A separate interpolation for molybdenum and copper was undertaken using assay data from recent drilling only, as this is the only data available. Molybdenum and copper concentrations were investigated as potential by-products for the deposit. It should be noted that molybdenum and copper assay data is only available from recent drilling undertaken by Tournigan and insufficient data exists to reliably interpolate local block grades for these elements. Nevertheless as a preliminary study, these elements were interpolated into main zone domain blocks only, as this domain shows the most continuity. Molybdenum and copper interpolation was undertaken using the same parameters as for uranium, as described in section 5.2.9.

It should be noted that significantly more molybdenum and copper data is required in order to assess any potential for molybdenum and copper as by-products and samples from future drilling should be routinely assayed for these elements, and investigations should be undertaken to establish correlations between concentrations of these elements and uranium. As part of this work, a simple investigation was undertaken to assess whether any correlation exists between elevated uranium grades and molybdenum and copper concentrations, and in a general sense, elevated uranium grades correspond with elevated molybdenum and copper grades (see scatter plots in Appendix 4) though significantly more work is required to confirm this is the case.

17.2.10. RESOURCE CLASSIFICATION

The CIM Definition Standards on Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Resource Definitions and adopted by the CIM council on December 11, 2005, provide standards for the classification of Mineral Resources and Mineral Reserve estimates into various categories. The category to which a resource or reserve estimate is assigned depends on the level of confidence in the geological information available on the mineral deposit, the quality and quantity of data available, the level of detail of the technical and economic information which has been generated about the deposit and the interpretation of that data and information. Under CIM Definition Standards:

- **An "inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological or grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.**

- **An "Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits,**

workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Classification, or assigning a level of confidence to Mineral Resources has been undertaken in strict adherence to the CIM Definition Standards on Mineral Resources and Mineral Reserves referred to above, and follows the Micromine Consulting Resource Modelling Standard Procedures (2001).

Classification of interpolated blocks is undertaken using the following criteria;

- Interpolation criteria based on sample density, search and interpolation parameters.
- Assessment of the reliability of geological, sample, survey and bulk density data.
- Assessment of grade continuity at each deposit.
- Drilling and sample density.

The Howe 2007 resource estimate is classified as an inferred resource under CIM guidelines given the relatively wide spaced drilling that defines the resource, uncertainties that exist as to the validity of historical radiometric data for use in resource estimation, relatively few raw assays available for interpolation and the lack of field QA/QC data from the current drilling.

The refined geological model has improved the understanding of mineralised zone characteristics and geometries such that a reasonable level of geological and grade continuity can be assumed. However, significantly closer spaced drilling is required to assess the influence of numerous cross-cutting faults over the project area, and to provide additional drilling information for use in variographic analysis and to further refine the interpolation parameters.

17.3. MODEL VALIDATION AND REVIEWS

Screen shots of the generated block model are contained in Appendix 3. Detailed visual inspection of the block model was conducted and the proper assignment of domain codes in blocks with respect to the domain boundaries was verified. Once modelling was completed, a series of sectional slices through each block model was undertaken to assess whether block grades honour the general sense of composite drill hole grades, that is to say that high grade blocks are located around high sample grades, and visa versa. A degree of smoothing is evident in block grade but on the whole block grades correlate well with sample grades.

In addition a comparison of composite mean grade and block mean grade was undertaken and is outlined in the table below;

Domain	Composite Mean (U %)	Block Mean (U %)	% Difference
Main Zone	0.481	0.413	-14%
HW Andesite1	0.099	0.079	-20%
HW Andesite2	0.067	0.075	+12%
HW Andesite3	0.070	0.065	-7%
HW Andesite4	0.052	0.085	+63%
HW Andesite5	0.323	0.330	+2%
Fault614	0.168	0.067	-60%

TABLE 13. BLOCK MEAN GRADE VERSUS COMPOSITE MEAN GRADE

A degree of smoothing of block grades is evident, particularly within the main zone, which contains most of the data, resulting in a lower block grade when compared to the mean of composite assays. The large differences that are evident in hanging wall andesite domains 2 and 4, as well as the Fault 614 domain are attributed to the fact that few data points inform blocks within these domains, particularly at large search distances, resulting in a significant amount of smoothing. In addition, a volume comparison was undertaken between the wireframe volume and the block model volume. Because the block model was constrained to the wireframe, the resulting block model correlates well with the wireframes, as shown in the table below;

Wireframe	Block Model Volume (m^3)	Wireframe Volume (m^3)	% Difference
Main Zone	1,346,466m^3	1,347,138m^3	0.00%
HW Andesite1	1,279,938m^3	1,280,268m^3	0.00%
HW Andesite2	449,281m^3	449,725m^3	0.00%
HW Andesite3	32,431m^3	32,474m^3	0.00%
HW Andesite4	210,122m^3	210,103m^3	0.00%
HW Andesite5	20,456m^3	20,697m^3	-0.01%
Fault614	29,003m^3	29,065m^3	0.00%

TABLE 14.   IDW BLOCK MODEL VOLUMES VERSUS WIREFRAME VOLUMES

17.4. RESOURCE ESTIMATE – SUMMARY

The resource estimate is summarized below;

Report Cut-off[1]	Domain[2]	Category[3]	Density (t/m3)[4]	Tonnes (Mt)	U%[5] (uncut)	U_3O_8%[5] (uncut)	Mo%[5] (uncut)	Cu%[5] (uncut)	Mlbs U_3O_8
>0.03%U	Main Zone	INFERRED	2.72	3.592	0.420	0.492	0.050	0.048	38.987
>0.03%U	HW Andesite1	INFERRED	2.72	3.481	0.080	0.094	N/A[6]	N/A[6]	7.195
>0.03%U	HW Andesite2	INFERRED	2.72	1.204	0.076	0.089	N/A[6]	N/A[6]	2.364
>0.03%U	HW Andesite3	INFERRED	2.72	0.088	0.065	0.076	N/A[6]	N/A[6]	0.148
>0.03%U	HW Andesite4	INFERRED	2.72	0.516	0.092	0.108	N/A[6]	N/A[6]	1.227
>0.03%U	HW Andesite5	INFERRED	2.72	0.052	0.350	0.410	N/A[6]	N/A[6]	0.474
>0.03%U	Fault 614	INFERRED	2.72	0.049	0.107	0.125	N/A[6]	N/A[6]	0.136
>0.03%U	**ALL**	**INFERRED**	**2.72**	**8.982**	**0.211**	**0.255**			**50.531**

[1] A lower cut-off grade of 0.03% U (0.035%U_3O_8) was chosen by considering the natural grade boundary of the domain wireframes.
[2] Wireframe domains.
[3] Given the current drilling density over the project, uncertainty that exists regarding the validity of historic radiometric logging and sensitivities regarding sampling and assay QA/QC, all resources are classified as INFERRED resources under CIM guidelines. (note that inferred resources cannot be used in reportable economic evaluation. Mineral resources are not reserves and therefore do not have demonstrated economic viability).
[4] A density of 2.72 has been applied to all resource blocks. This value has been derived from specific gravity data from 16 drill core samples collected from historical drilling.
[5] U%, Mo% and Cu% data remains uncut as part of this resource estimation. There is insufficient data with which to accurately establish an appropriate top-cut.
[6] Insufficient data exists to accurately interpolate Mo% and Cu% in to blocks of these domains.
U% assay values have been converted to contained U_3O_8 using a conversion factor of 1.1724
Data is rounded to three significant figures.

TABLE 15. CIM COMPLIANT CLASSIFIED MINERAL RESOURCE

18. OTHER RELEVENT DATA AND INFORMATION

There is no other relevant data or information to report.

19. INTERPRETATION AND CONCLUSIONS

Recent drilling undertaken at the Kuriskova deposit has been successful in validating mineralised thicknesses and general tenor of uranium as delineated by historical drilling. In addition, the 2005/06 drilling programme has improved the geological understanding of the project and provided additional drilling information that has enabled the geometry and uranium tenor of the main mineralised zone to be further refined. In addition, positive drilling results into hanging wall mineralised zones, and their subsequent interpretation has proved these zones to be significant, and following their inclusion in the resource model, the Howe 2007 Mineral Resource Estimate contains substantially more tonnes, as compared with the Howe (March 2006) model.

The total 2007 resource estimate, including the addition of hanging wall and fault hosted domain mineralization predicts a 715% increase in overall deposit tonnage compared to the 2006 model, including a 286% increase in tonnes and a 25% reduction in uranium grade resulting in a 251% increase in contained pounds (lbs) of uranium for the main mineralised zone.

The Howe 2007 resource estimate is classified as an inferred resource under CIM guidelines given the relatively wide spaced drilling that defines the resource, uncertainties that exist as to the validity of historical radiometric data for use in resource estimation, relatively few raw assays available for interpolation, broadly defined directions of grade and geological continuity and the lack of field QA/QC data from the current drilling.

20. RECOMMENDATIONS

Work to date suggests that the Kuriskova deposit can be regarded as an inferred resource but significantly more exploration work is recommended in order to improve the level of confidence that can be applied to all aspects of the resource model, such that future resource estimates can include indicated and measured resources. Following a review of planned drilling, Howe endorses the next phase of drilling planned by Tournigan and to be completed in 2007, as appropriate next stage resource development drilling at the current stage of advancement of the project. Tournigan's planned 2007 drilling program is outlined below and shown in Figure 13;

- 8,000m of drilling to infill the near-surface portion of the currently defined resource, with 30m spaced drilling from surface to around 300m vertical depth.

- 2,500m of drilling to test the potential for continuation of uranium mineralization over an additional 100-150m down-dip and 100-150m down-plunge to the northwest.

Total contract drilling and assaying costs have been estimated by Tournigan to total C$2.5 million.

Aside from the planned outcomes as described above, such drilling would add a substantial volume of geological, geotechnical and geochemical data that would enable the current resource sensitivities, outlined below, to be addressed;

- The block size of 5m × 5m × 1m, although small is considered adequate at this stage of advancement of the project given the narrow thickness of mineralised zones, overall geometries of each domain and by considering a possible base case mining method of under-cut and fill selective mining of relatively small blocks. However, interpolation over large distances into relatively small blocks has resulted in poor estimation of local block grade. Therefore the Howe 2007 resource should be considered a global estimate and significantly more drilling is required (particularly closed spaced drilling) to provide sufficient data density to reliably estimate local block grades and consider selective mining.

- The refined geological model has improved the understanding of mineralised zone characteristics and geometries such that a reasonable level of geological and grade continuity can be assumed. However, significantly closer spaced drilling is required to assess the influence of numerous cross-cutting faults over the project area, and to provide additional drilling information for use in variographic analysis and to further refine the interpolation parameters.

- Data from two different sample supports have been used in the 2007 resource estimate. In order to fully validate the inclusion of down hole radiometric data in any future resource estimation work following additional drilling, it is highly recommended that a comparative study be undertaken statistically evaluating down hole radiometric logging with corresponding sample assays. If no reliable correlation can be established, additional drilling may be required in areas of the deposit informed by historical holes, so that more reliable (sample assay) data can be collected from these areas of the deposit.

- The raw data used to construct the composite database contains less than 200 samples, and as such, detailed meaningful statistical analysis is not possible on the current assay dataset. It is recommended that following additional drilling and the collection of additional data, statistical evaluation of the current domains should be reviewed and improvements made to the domain model. With additional drilling and more sample data, variographic analysis should be undertaken to refine the current search parameters and ranges used in the interpolation and in addition, top-cut analysis should be reviewed to assess the influence of high-grade outliers in statistical evaluation of each domain.

- The Howe 2007 tonnage estimate uses a bulk density value of 2.72 as defined from 16 historical core samples. It is highly recommended that, as part of future drilling, representative core from each lithology and domain be collected for bulk density test work so density values for each mineralized domain can be more accurately defined. Given that several host lithologies are present over the deposit, the application of the density value of 2.72 to all blocks within the model may be overestimating or underestimating contained tonnages in different parts of the resource, and may be significant.

- Although molybdenum and copper were interpolated into the block model for the main mineralised zone, it should be noted that molybdenum and copper assay data is only available from recent drilling undertaken by Tournigan and insufficient data exists to reliably interpolate local block grades for these elements. Significantly more molybdenum and copper data is required in order to assess any potential for molybdenum and copper as by-products and samples from future drilling should be routinely assayed for these elements, and investigations should be undertaken to establish correlations between concentrations of these elements and uranium.

In addition to addressing resource sensitivities, Howe recommends that a comprehensive QA/QC programme be implemented as part of future drilling campaigns, to monitor sample collection, preparation and analysis as well as assess assay reliability, accuracy and precision.

Besides the further detailed evaluation of the Kuriskova deposit, it is recommended to undertake additional grass roots type exploration within the licence area. This is especially the case in the SE part of the license area, where former systematic exploration did not cover. At the time of reporting, Tournigan are planning additional exploration work to compliment their planned resource development strategy, to include airborne radiometric and magnetic geophysical surveys followed by ground geophysics and prospecting to generate priority drill targets. A detailed proposal for this work has not been reviewed by Howe but this planned work represents logical exploration planning of untested areas of the license.

ACA HOWE INTERNATIONAL LTD


NW
SE
unexplored
elevation (m)
400
200
0
-200
Tournigan drill hole intersection
J11 existing
planned
Historic drill hole intersection
moderate to strong mineralization
weak to moderate mineralization
absent to weak mineralization
Mineralization zones
moderate to strong (> 0.20% U_3O_8)
weak to moderate (0.05 - 0.20% U_3O_8)
absent to weak (< 0.05% U_3O_8)
prospective target area
unexplored
brittle fault zone
fault
Planned deep drilling
open at depth
200 m
Tournigan Gold Corporation
KURISKOVA Uranium Project
Schematic Longitudinal Vertical Projection

FIGURE 13: PLANNED DRILLING 2007 (IMAGE REPRODUCED FROM TOURNIGAN PRESENTATION JUNE 2007)

A C A Howe International Limited

21. REFERENCES

1.   **Technical report of Kuriskova Uranium Project, Slovakia**, 28th March, 2006, prepared by   David Pelham and Galen White, ACA Howe International Ltd.

2.   **Preliminary Assessment of Kuriskova Uranium Project,** Slovakia, 25th April 2006, prepared by Julian Bennett and Dr. R. Balakrishnan, ACA Howe Int. Ltd.

3.   **The results of geological works on radioactive materials in the Western Carpathians**, February 2005, Daniel J., Daniel S., unpubl. report by Koral s.r.o.

4.   **Calculation of Reserves, Deposit Kosice I, U-Mo Ore April 2005**, Daniel J., Bartelsky B., unpubl. company report by Kremnica Gold Corp.

5.   **Resolution on Granting of the Exploration Licence,** March 21 2005, issued by Ministry of the Environment of the Slovak Republic, Geology and Natural Resources Dept.

6.   **Košicka – Belá – Myslava – According Planimetric Map,** March 2005, 1:10,000 scale, prepared by Koral s.r.o.

7.   **Landscape Atlas of the Slovak Republic,** First Edition, 2002, ISBN 80-88833-27-2, publ. by the Ministry of the Environment of the Slovak Republic, Bratislava, and Slovak Environmental Agency, Banska Bystrica. Produced by Espit, spol s.r.o, Banska Stiavnica.

8.   **Uranium Mineralisation in Slovakia, 1997,** Rojkovic I., Acta Geologica Universitatis Comenianae, Monographic Series, Univ. of Komenského, Bratislava.

9.   **Mineral Resources of Slovakia,** 1997, publ. by Ministry of the Environment and the Geological Survey of the Slovak Republic.

10   **Geological Map of Slovakia**, 1996, 1:500,000 scale geological map, publ. by the Ministry of the Environment and the Geological Survey of the Slovak Republic.

11.   **Explanation to the Geological Map of Slovakia,** 1:500,000 scale, 1996, ed. Anton Biely, publ. by the Ministry of the Environment and the Geological Survey of the Slovak Republic.

12.   **Technological Research of U-Mo ore from Kuriskova Site, 1993**, Kopecky J., unpubl. report by MEGA, joint stock company Strazpod Ralskem, Czech Republic.

13.   **Geological Map with Exploration Works, U-Mo Kosice-Kuriskova Deposit**, 1991, prepared by Mihal, F.

14.   **Geological Map of the Slovenské Rudhorie Mountains, Eastern Part,** 1984, produced by Dionýz Stur Institute of Geology, Bratislava.


CERTIFICATE OF QUALIFICATIONS

Galen White
Geologist

254 High Street
Berkhamsted, Hertfordshire
HP4 1AQ
United Kingdom


I, Galen White, do hereby certify that:

- I am a Senior Geologist with A.C.A. Howe International Limited, whose office address is 254 High Street, Berkhamsted, Herts HP4 1AQ, United Kingdom.

- I graduated with a BSc Honours degree in Geology in 1996 from the University of Portsmouth, UK and have practiced my profession continuously since 1996.

- I hold membership in the following mineral industry technical societies:

    > Fellow of the Geological Society London
    > Member of the Australasian Institute of Mining and Metallurgy

- I have practiced my profession as a geologist continually for over 10 years.

- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

- I am responsible for the content of Section 17 of the technical report titled, "Technical Report for the Kuriskova Uranium Project, Slovakia", dated 7th June, 2007 and for the overall compilation and editing of all sections of this report.

- I visited Slovakia from April 2nd to April 5th 2007 to collect, review and verify project data collected by Tournigan, for the purposes of resource estimation, and to review historical data which cannot be verified but is assumed, to the best of my knowledge and information, to be correct.

- I have not had prior involvement with the Kuriskova property that is the subject of the Technical Report.

- As of 7th June, 2007, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

- I am independent of Tournigan Gold Corporation, applying all of the tests in section 1.4 of National Instrument 43-101.

- I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

ACA HOWE INTERNATIONAL LTD

- I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or on their websites accessible by the public.

Signed and dated this 7th day of June, 2007



Galen White, Geologist


CERTIFICATE OF QUALIFICATIONS

David Pelham
Geologist

28 York Road
Colwyn Bay
Conwy LL29 7EN
United Kingdom


I, David Pelham, do hereby certify that:

- I am an Associate Consulting Geologist with A.C.A. Howe International Limited, whose office address is 254 High Street, Berkhamsted, Herts HP4 1AQ, United Kingdom.

- I graduated with a BSc Honours degree in Geology/Geography in 1974 from Derby College of Technology (London University), and an MSc degree in Mineral Exploration in 1982 from Rhodes University (South Africa) and have practiced my profession continuously since 1976.

- I hold membership in the following mineral industry technical societies:
  Professional Member Institution of Materials, Minerals and Mining
  Gemmological Association
  Small Mining International
  Welsh Mines Society

- I have practiced my profession as a geologist continually for over 29 years.

- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

- I am responsible for the content of, and editing of, all sections of the technical report titled, "Technical Report for the Kuriskova Uranium Project, Slovakia", dated 7th June, 2007, with the exception of Section 17 "Mineral Resource and Reserve Estimates".

- I visited Slovakia for approximately two weeks during October 2005 to review project data, and this included a visit to the Kuriskova property.

- I have not had prior involvement with the Kuriskova property that is the subject of the Technical Report. I have had prior involvement with other uranium properties in Botswana, Namibia, South Africa and Niger. The nature of my prior involvement was in the exploration for calcrete type, granitic type, placer type and sandstone-hosted uranium deposits.

- As of 7th June 2007, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

- I am independent of Tournigan Gold Corporation, applying all of the tests in section 1.4 of National Instrument 43-101.

- I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

- I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or on their websites accessible by the public.

Signed and dated this 7th day of June, 2007



David Pelham, Geologist

APPENDIX 1

GEOLOGICAL CROSS SECTIONS
(produced by Tournigan and reproduced by ACA Howe)

B-B'
C-C'
E-E'
F-F'
H-H'
I-I'
J-J'
K-K'
L-L'
M-M'
O-O'
P-P'

SOLID MODEL CROSS SECTIONS
(prepared by ACA Howe)

Micromine B-B'
Micromine D-D'
Micromine E-E'
Micromine F-F'
Micromine G-G'
Micromine H-H'

Vysvetlivky
Legend for Geological Map & Cross-sections

| 701 | *surface stratum, debris qvarternary* |

Petrovohorské formation - Permian

74	*acid tufa layers-tuffs light-green to violet , ashy, sandy, shot, lapilli, bomb tuffites*
45	*violet and green slates with lamina and concretion carbonates, green often with pyrite*
445	*transfer tufa layers, varied tuffs, tuffites*
444	*dark, violet-grey striking laminated tuffs*
443	*andesite tufa layers - tuffs with dispersed mineralization pyrite*
442	*bomb , lapilli tuffs probably andesite volcanism*
441	*andesite tufa layers - tuffs dark-green, green-grey, ashy, sandy, rarely with U-Mo mineralization (3-above layer position*
44	*not sectionalized tuff-gene layers*
43	*andesite dark-green, green-grey, local with stringer U-MO mineralization (2-inside andesite position), local basalt andesite*
41	*green tuffs, tuffites and grey with disseminate mineralization U-Mo and sulphides (1-main underlayer position)*

Knolské formation - Permian

| 12 | 13 | *violet slates, sandstones with lamina and concretion of carbonates, interbeds green silica sandstones* |
| *U - Mo mineralization in layers rocks* |
| *U - Mo mineralization stringer in andesite and tuffs* |
| *tectonic faults with filling tectonoclastics and mylonite, rarely with U-Mo mineralization (4- position in fault)* |
100-300 / 300-1000 / 1000-10000 / >10000	*content of U in ppm in ore bearing according drill logging*
120	*anomaly course of radioactivity on the surface in survey rib with value μR/hour*
A-023	*area with surface anomaly of radioactivity*
quartz - carbonate veins on levels cleat without mineralization and mineralization
dip fault regional signifocation
isoclinal and disharmonic folds (dm size) in tectonic faults in surroundings
fault J-8	*tectonic faults with definition of inclination, decline, overthrust fault and with marking the course*

	springs
KG-J-1	*drill holes realized up to year 2005 (with running in depth and with intersection of ore position)*
992	*drill holes realized up to year 1993 (with running in depth and with intersection of ore position)*
GP-1	*up to 100 m*
GR-2 / S-100	*surface research ribs and blind shafts*
MB4/1 / N9 / N8	*surface rocks baring, debris*
MB1	*stabile orientation points*
J-1-Z.2	*the deposit block of U - Mo resources, Košice I. - Jahodná*
A	*the position of vertical geological cross-sections through the deposit*
V	*the line of vertical plane with diameter of drill hole intersections through the base of the main (1st) ore position*

Processed Koral s.r.o., Spišská Nová Ves

Legend for Geological Maps and Cross Sections

A C A Howe International Limited



SECTION B-B'

KOŠICE I. - JAHODNÁ

L. Novotný, 2007

SECTION B - B'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited



SECTION C-C'

KOŠICE I. - JAHODNÁ

L. Novotný, 2007



SECTION C - C'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited



SECTION E-E'

KOŠICE I. - JAHODNÁ

0 _____ 200m

L. Novotný, 2007

SW   NE



SECTION E - E'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited



SECTION F-F'

KOŠICE I. - JAHODNÁ

L. Novotný, 2007

SECTION F - F'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited



SECTION H-H'
KOŠICE I. - JAHODNÁ
L. Novotný, 2007

SECTION H - H'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited

SECTION I-I'

KOŠICE I. - JAHODNÁ

0 ————————————— 200 m

L. Novotný, 2007

SECTION I-I'
Y   X
I = 270816.00, 1234506.00
I' = 269979.00, 1234445.00

W   E



SECTION I - I'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited



SECTION J - J'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited



SECTION K-K'

KOŠICE I. - JAHODNÁ

L. Novotný, 2007

SSW

NNE



SECTION K - K'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited



SECTION L-L'
KOŠICE I. - JAHODNÁ
0
200m
L. Novotný, 2007
SECTION L-L'
Y
X
WSW
ENE
M
147.69
P
267.32
KG-J-15
540,1
50
100
150
200
250
286
(10m SE)
600
550
500
450
400
350
300
250
200
150
100
50
0
100
200
300

SECTION L - L’
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia



A C A Howe International Limited



SECTION M - M'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited

SECTION O-O'
KOŠICE I. - JAHODNÁ
L. Novotný, 2007

SECTION O - O'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited



SECTION P - P'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited


A C A Howe International Limited

Cross Section B-B' through the main zone (magenta) and andesite domains (red) with the positions of faults J-8 and 614 (blue and green respectively) Drill hole grades are in %U.







MICROMINE - Kuriskova - Kuriskova07 - [Vizex]
KG-J-17
VRT_1222
VRT_1182
VRT_1215
VRT_1180
< 0.0300
0.0300 to 0.0500
0.0500 to 0.1000
0.1000 to 0.5000
0.5000 to 1.0000
1.0000 to 2.0000
>= 2.0000
For Help, press F1
(-270495.69, -1234102.27, 258.47)
VE - off

A C A Howe International Limited

Cross Section D-D' through the main zone (magenta), andesite domains (red) and Fault 614 domain (dark green) with the positions of faults J-8 and 614 (blue and green respectively) Drill hole grades are in %U.



MICROMINE - Kuriskova - Kuriskova07 - [Vizex]
File Edit View Display Dhole Stats 3D Modelling Mining Strings Plot Survey Tools Options Window Help
< 0.0300
0.0300 to 0.0500
0.0500 to 0.1000
0.1000 to 0.5000
0.5000 to 1.0000
1.0000 to 2.0000
>= 2.0000
KG-J-17
VRT
VRT_1181
VRT_1215
KG-J-02
KG-J-07
RT_1223
For Help, press F1
(-270535.91, -1234229.24, 301.02)
VE - off
start
Kuriskova_report_W...
MICROMINE - Kurisko...
Figures6_12
Presentation2
Microsoft Excel
EN
12:51

A C A Howe International Limited

Cross Section E-E' through the main zone (magenta), andesite domains (red) and Fault 614 domain (dark green) with the positions of faults J-8 and 614 (blue and green respectively) Drill hole grades are in %U.





A C A Howe International Limited

Cross Section F-F' through the main zone (magenta), andesite domains (red) and Fault 614 domain (dark green) with the positions of faults J-8 and 614 (blue and green respectively) Drill hole grades are in %U.







MICROMINE - Kuriskova - Kuriskova07 - [Vizex]
File Edit View Display Dhole Stats 3D Modelling Mining Strings Plot Survey Tools Options Window Help
Form Sets
Display
< 0.0300
0.0300 to 0.0500
0.0500 to 0.1000
0.1000 to 0.5000
0.5000 to 1.0000
1.0000 to 2.0000
>= 2.0000
G
M'
K'
KG-J-10
KG-J-14
KG-J-03
KG-J-09
VRT_1179
VRT_1233
For Help, press F1
(-271014.28, -1234628.30, 309.03)
VE - off
start
Kuriskova_report_W...
MICROMINE - Kurisko...
Figures6_12
Presentation2
Microsoft Excel
EN
12:54

A C A Howe International Limited

Cross Section G-G' through the main zone (magenta), andesite domains (red) and Fault 614 domain (dark green) with the positions of faults J-8 and 614 (blue and green respectively) Drill hole grades are in %U.



MICROMINE - Kuriskova - Kuriskova07 - [Vizex]
File Edit View Display Dhole Stats 3D Modelling Mining Strings Plot Survey Tools Options Window Help
< 0.0300
0.0300 to 0.0500
0.0500 to 0.1000
0.1000 to 0.5000
0.5000 to 1.0000
1.0000 to 2.0000
>= 2.0000
D
H'
M'
KG-J-17
KG-J-13
KG-J-10
VRT_1179
(-270521.71, -1234400.08, 461.85)
VE - off
For Help, press F1

A C A Howe International Limited

Cross Section H-H' through the main zone (magenta), andesite domains (red) and Fault 614 domain (dark green) with the positions of faults J-8 and 614 (blue and green respectively) Drill hole grades are in %U.



DOMAIN STATISTICS

BASIC DOMAIN STATISTICS

Basic Statistical Parameters	Main Zone			HW Andesite1			HW Andesite2			HW Andesite3		
	U%	Mo%	Cu%	U%	Mo%	Cu%	U%	Mo%	Cu%	U%	Mo%	Cu%
Minimum	0.00	0.00	0.00	0.03	0.01	0.00	0.00	0.00	0.00	0.05	0.01	0.00
Maximum	15.00	1.90	1.00	0.49	0.12	0.01	0.51	0.03	0.04	0.10	0.03	0.01
No of Points	394	354	354	39	16	16	42	26	26	6	6	6
Sum	188.46	26.94	12.47	3.86	0.79	0.08	2.81	0.20	0.44	0.42	0.12	0.02
Mean	0.48	0.08	0.04	0.10	0.05	0.01	0.07	0.00	0.02	0.07	0.02	0.00
Variance	2.95	0.05	0.02	0.01	0.00	0.00	0.01	0.00	0.00	0.00	0.00	0.00
Standard Deviation	1.72	0.23	0.14	0.12	0.04	0.01	0.08	0.01	0.02	0.02	0.01	0.01
CV	3.58	2.88	3.50	1.20	0.80	0.50	1.14	10.00	1.00	0.29	0.50	10.00

Basic Statistical Parameters	HW Andesite4			HW Andesite5			Fault614		
	U%	Mo%	Cu%	U%	Mo%	Cu%	U%	Mo%	Cu%
Minimum	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.00	0.00
Maximum	0.68	0.02	0.02	2.14	0.88	0.88	0.43	0.01	0.30
No of Points	107	100	100	36	36	36	11	9	9
Sum	5.52	0.24	0.31	11.64	3.69	7.69	1.84	0.04	1.20
Mean	0.05	0.00	0.00	0.32	0.10	0.21	0.17	0.00	0.13
Variance	0.01	0.01	0.00	0.20	0.04	0.11	0.04	0.00	0.03
Standard Deviation	0.09	0.01	0.01	0.44	0.20	0.33	0.21	0.01	0.16
CV	1.80	4.17	3.33	1.38	2.00	1.57	1.24	1.25	1.23

APPENDIX 3

BLOCK MODEL SCREEN SHOTS



A C A Howe International Limited **Plan View of the Main Zone Block Model, coloured by uranium grade. Note the offset of fault J-8 (green line).**





A C A Howe International Limited

Plan View of the Andesite1 Domain Block Model, coloured by uranium grade.
The position of Fault J-8 is shown by the green line.





A C A Howe International Limited

**Plan View of the Andesite2 Domain Block Model, coloured by uranium grade.
The position of Fault J-8 is shown by the green line.**





A C A Howe International Limited

Plan View of the Andesite3 Domain Block Model, coloured by uranium grade.
The position of Fault J-8 is shown by the green line.





A C A Howe International Limited

Plan View of the Andesite4 Domain Block Model, coloured by uranium grade.
The position of Fault J-8 is shown by the green line.





A C A Howe International Limited

Plan View of the Andesite5 Domain Block Model, coloured by uranium grade.
The position of Fault J-8 is shown by the green line.





A C A Howe International Limited

Plan View of the Fault 614 Domain Block Model, coloured by uranium grade.
The position of Fault J-8 is shown by the green line.



APPENDIX 4

CORRELATION PLOTS U/Mo AND U/Cu



